                                 EXHIBIT 99.5

     PROXY STATEMENT FOR SPECIAL MEETING OF MEMBERS OF FIRSTBANK NORTHWEST


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                                                                    EXHIBIT 99.5

                              FIRSTBANK NORTHWEST
                                920 MAIN STREET
                             LEWISTON, IDAHO 83501
                                 (208) 746-9610
                      NOTICE OF SPECIAL MEETING OF MEMBERS
                          TO BE HELD ON ________, 1997

     Notice is hereby given that a special meeting ("Special Meeting") of members of FirstBank Northwest (formerly known as First Federal Bank of Idaho, a Federal Savings Bank)("Bank") will be held at the Bank's main office at 920 Main Street, Lewiston, Idaho, on _______, _________, 1997, at __:00 __.m., Pacific
Time, for the following purposes:

     (1) To approve a Plan of Conversion adopted by the Board of Directors on January 8, 1997, as amended on March 12, 1997, providing for (i) the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered capital stock savings bank to be held as a wholly-owned subsidiary of a new holding company, FirstBank Corp., including the adoption of a Federal Stock Charter and Bylaws for the Bank, pursuant to the laws of the United States and the rules and regulations of the Office of Thrift Supervision, and (ii) the subsequent relocation of the Bank's main office to Clarkston, Washington and conversion of the Bank to a Washington-chartered savings bank; and

     (2) To consider and vote upon any other matters that may lawfully come before the Special Meeting.

     Note: As of the date of mailing of this Notice, the Board of Directors is not aware of any other matters that may come before the Special Meeting.

     The members entitled to vote at the Special Meeting shall be those members of the Bank at the close of business on _____ __, 1997 and who continue as members until the Special Meeting, and should the Special Meeting be, from time to time, adjourned to a later time, until the final adjournment thereof. All holders of the Bank's savings or other authorized accounts and all borrowers of the Bank with loans outstanding as of April 25, 1990 which continue to be outstanding are members of the Bank under its current charter. THE FOLLOWING PROXY STATEMENT IS A SUMMARY OF INFORMATION ABOUT THE BANK AND THE CONVERSION. A MORE DETAILED DESCRIPTION OF THE BANK AND THE CONVERSION IS INCLUDED IN THE PROSPECTUS.

                              BY ORDER OF THE BOARD OF DIRECTORS



                              LARRY K. MOXLEY
                              SECRETARY

Lewiston, Idaho
_____ __, 1997
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PLEASE SIGN AND RETURN PROMPTLY EACH PROXY CARD YOU RECEIVE IN THE ENCLOSED
POSTAGE-PAID ENVELOPE. THIS WILL ASSURE NECESSARY REPRESENTATION AT THE SPECIAL MEETING, BUT WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU SO DESIRE. THE PROXY IS SOLICITED ONLY FOR THIS SPECIAL MEETING (AND ANY ADJOURNMENTS THEREOF) AND WILL NOT BE USED FOR ANY OTHER MEETING. YOU MAY REVOKE YOUR WRITTEN PROXY BY WRITTEN INSTRUMENT DELIVERED TO LARRY K. MOXLEY, SECRETARY, FIRSTBANK NORTHWEST, AT THE ABOVE ADDRESS AT ANY TIME PRIOR TO OR AT THE SPECIAL MEETING.

                              FIRSTBANK NORTHWEST
                                920 MAIN STREET
                             LEWISTON, IDAHO 83501
                                (208) 746-9610

                                PROXY STATEMENT

                                _____ __, 1997


     YOUR PROXY, IN THE FORM ENCLOSED, IS SOLICITED BY THE BOARD OF DIRECTORS OF FIRSTBANK NORTHWEST FOR USE AT A SPECIAL MEETING OF MEMBERS TO BE HELD ON _____ , ___ __, 1997, AND ANY ADJOURNMENT OF THAT MEETING, FOR THE PURPOSES SET FORTH IN THE FOREGOING NOTICE OF SPECIAL MEETING. YOUR BOARD OF DIRECTORS AND MANAGEMENT URGE YOU TO VOTE FOR THE PLAN OF CONVERSION.

                         PURPOSE OF MEETING -- SUMMARY

     A special meeting of members ("Special Meeting") of FirstBank Northwest ("Bank") will be held at the Bank's main office at 920 Main Street, Lewiston, Idaho, on ______, ____ __ 1997, at __:00 _.m., Pacific Time, for the purpose of considering and voting upon a Plan of Conversion adopted by the Board of Directors of the Bank on January 8, 1997 and amended on March 12, 1997 ("Plan of Conversion"), which, if approved by a majority of the total votes of the members eligible to be cast, will permit the Bank to convert from a federally chartered mutual savings bank to a federally chartered capital stock savings bank and to subsequently relocate its main office to Clarkston, Washington and convert to a Washington-chartered savings bank. Pursuant to the Plan of Conversion, all of the capital stock of the Bank will be held by FirstBank Corp. ("Holding Company"), a newly organized Delaware corporation formed by the Bank. The conversion of the Bank and the acquisition of control of the Bank by the Holding Company are collectively referred to herein as the "Stock Conversion." The relocation of the Bank's main office to Clarkston, Washington and the conversion of the Bank from a federally chartered stock savings bank to a Washington-chartered savings bank is referred to herein as the "Charter Conversion." The Stock Conversion and the Charter Conversion are referred to collectively herein as the "Conversion."

     Members entitled to vote on the Plan of Conversion are members of the Bank as of ___ __, 1997, and who continue as members until the Special Meeting, and should the Special Meeting be, from time to time, adjourned to a later time, until the final adjournment thereof. The Conversion requires the approval of not less than a majority of the total votes eligible to be cast at the Special Meeting.

     The Plan of Conversion provides in part that, after receiving final authorization from the Office of Thrift Supervision ("OTS"), the Bank will offer for sale shares of common stock of the Holding Company ("Common Stock"), through the issuance of nontransferable subscription rights ("Subscription Rights"), first to depositors of the Bank with $50.00 or more on deposit as of December 31, 1995 ("Eligible Account Holders"), then to the Bank's employee stock ownership plan ("ESOP"), then to depositors of the Bank with $50.00 or more on deposit as of March 31, 1997 ("Supplemental Eligible Account Holders"),

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then to members of the Bank entitled to vote at the Special Meeting ("Other
Members"), in a subscription offering ("Subscription Offering"), and then to certain members of the general public in a direct community offering ("Direct Community Offering"). The Subscription and Direct Community Offerings are referred to herein as the "Subscription and Direct Community Offering." It is anticipated that shares of Common Stock not subscribed for or purchased in the Subscription and Direct Community Offering will be offered to eligible members of the general public in a Syndicated Community Offering ("Syndicated Community Offering") managed by Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") (the Subscription and Direct Community Offering and the Syndicated Community Offering are referred to collectively as the "Offerings").

     Adoption of a Federal Stock Charter ("Federal Stock Charter") and Bylaws ("Bylaws") of the Bank is an integral part of the Plan of Conversion. Copies of the Plan of Conversion and the proposed Federal Stock Charter and Bylaws for the Bank are available from the Bank upon request. They provide, among other things, for the termination of voting rights of members and their rights to receive any surplus remaining after liquidation of the Bank. These rights, except for the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account, will vest exclusively in the holders of the stock in the Holding Company and the Bank. For further information, see "THE CONVERSION --Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank."

                              FIRSTBANK NORTHWEST

     The Bank, founded in 1920, is a federally chartered mutual savings bank located in Lewiston, Idaho. The Bank, which was formed as an Idaho mutual savings and loan association, converted to a federal mutual savings and loan association in 1935 and adopted the federal mutual savings bank charter in 1990. In April 1997, in anticipation of the Charter Conversion, the Bank changed its name from "First Federal Bank of Idaho, a federal savings bank" to "FirstBank Northwest." In connection with the Stock Conversion, the Bank will convert to a federally chartered capital stock savings bank and will become a subsidiary of the Holding Company. The Bank is currently regulated by the OTS, its primary regulator, and the FDIC, the insurer of its deposits. The Bank's deposits are insured by the FDIC's Savings Association Insurance Fund ("SAIF") and have been federally insured since 1933. The Bank has been a member of the Federal Home Loan Bank ("FHLB") System since 1933. At December 31, 1996, the Bank had total assets of $133.2 million, total deposits of $105.3 million and total equity of $10.8 million on a consolidated basis. In connection with the Charter Conversion, the Bank will relocate its main office to Clarkston, Washington and convert to a Washington-chartered savings bank.

     The Bank is a community-oriented financial institution that engages primarily in the business of attracting deposits from the general public and using those funds to originate residential mortgage loans within the Bank's market area. At December 31, 1996, one- to four-family residential mortgage loans totalled $72.7 million, or 61.3% of total loans receivable. The Bank also is active in originating construction and agricultural real estate loans. At December 31, 1996, construction loans totalled $14.9 million, or 12.6% of total loans receivable, and agricultural real estate loans totalled $11.9 million, or 10.0% of total loans receivable. To a lesser extent, the Bank also originates commercial real estate and consumer and other non-real estate loans, although it intends to increase its originations of these types of loans, subject

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to market conditions and other factors.  The Bank has adopted a mortgage banking strategy pursuant to which it generally sells a majority of the fixed-rate residential mortgage loans that it originates while retaining the servicing rights on most of the conventional loans it sells. At December 31, 1996, the Bank serviced $131.5 million of loans for others. The administrative office of the Bank is located at 920 Main Street, Lewiston, Idaho, 83501, and its telephone number is (208) 746-9610. The Bank operates five full-service offices in Lewiston, Lewiston Orchards, Moscow, Grangeville and Coeur d'Alene, Idaho and two loan production offices in Lewiston and Coeur d'Alene, Idaho.

     As part of its asset/liability management, subsequent to December 31, 1996, the Bank intends to retain for its portfolio $5.0 million of 30-year, fixed-rate conventional mortgage loans and to purchase $5.0 million of short-term mortgage-backed securities. These investments will be funded with additional FHLB advances, which may be retired with the proceeds of the Offerings. See "USE OF PROCEEDS."

     As soon as practicable following the Stock Conversion, the Bank will relocate its main office to Clarkston, Washington, which is adjacent to Lewiston, Idaho across the Snake River, and convert to a Washington-chartered savings bank. The main office relocation will be accomplished by opening a full-service office in Clarkston, Washington and designating that office as the Bank's main office. The Bank's administrative offices will remain in their present location. The Bank is in the process of evaluating locations for its Clarkston, Washington office and expects that the Charter Conversion will not be completed until several months after the consummation of the Stock Conversion. The Board of Directors believes that conversion to a Washington-chartered savings bank is in the best interests of the Bank, its members and the communities it serves. As a Washington-chartered savings bank with offices in Washington and Idaho, the Bank will have the flexibility to expand in Washington and Idaho, should it decide to do so, through branch acquisitions, opening new branches, or acquiring other institutions. While the current federal thrift charter permits nationwide branching, the possible elimination of the federal thrift charter in favor of a common charter for federal thrifts and banks may limit the Bank's branching authority in the future. Furthermore, the Washington savings bank charter will provide the Bank with the authority to pursue its community banking strategy.

     The Bank, as a Washington-chartered savings bank, will succeed to all of the assets and liabilities of the Bank as a federally chartered savings bank.
In anticipation of the Charter Conversion, the Bank has adopted a community banking strategy pursuant to which it intends to expand the products and services it offers in order to improve market share and increase the average yield of its interest-earning assets. Specifically, the Bank intends to expand its agricultural real estate and commercial real estate lending activities. The Bank also intends to expand its non-mortgage lending activities by increasing its emphasis on originating agricultural operating loans and commercial business loans. Management anticipates that the Bank will incur initial start-up and ongoing expenses in connection with the opening of its Clarkston, Washington office and as various programs and services, such as its commercial real estate and business lending operations, are introduced or expanded. These expenses could reduce earnings for a period of time while income from new programs and services increases to a degree sufficient to cover the additional expenses.

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     Following the Charter Conversion, the deposits of the Bank will continue to be insured by the SAIF of the FDIC. In addition, following the Charter Conversion, the Bank will not be regulated and supervised by the OTS, but rather by the Washington Department of Financial Institutions, Division of Banks ("Department") and the FDIC. The Bank intends to remain a member of the FHLB-Seattle.

                  VOTING RIGHTS AND VOTE REQUIRED FOR APPROVAL

     The Board of Directors of the Bank has fixed the close of business on ____ __, 1997 as the record date ("Voting Record Date") for the determination of members entitled to notice of and to vote at the Special Meeting. All holders of the Bank's savings or other authorized accounts and all borrowers of the Bank with loans outstanding as of April 25, 1990 which continue to be outstanding are members of the Bank under its current charter. All members of record as of the close of business on the Voting Record Date who continue to be members on the date of the Special Meeting or any adjournment thereof will be entitled to vote at the Special Meeting or such adjournment.

     Each eligible depositor member will be entitled at the Special Meeting to cast one vote for each $100, or fraction thereof, of the aggregate withdrawal value of all of his savings accounts in the Bank as of the Voting Record Date. Each borrower member will be entitled to one vote in addition to any other vote the borrower may otherwise have. No member is entitled to cast more than 1,000 votes. Any number of members present and voting, represented in person or by proxy, at the Special Meeting will constitute a quorum.

     Approval of the Plan of Conversion will require the affirmative vote of a majority of the total outstanding votes of the Bank's members eligible to be cast at the Special Meeting. As of the Voting Record Date for the Special Meeting, the Bank's depositor members were eligible to cast a total of ___ votes and the Bank's borrower members were eligible to cast a total of ___ votes for a total of ____ votes eligible to be cast at the Special Meeting, of which ____________ votes constitutes a majority.

                                    PROXIES

     Members may vote at the Special Meeting or any adjournment thereof in person or by proxy. Enclosed is a proxy which may be used by any eligible member to vote on the Plan of Conversion. All properly executed proxies received by management will be voted in accordance with the instructions indicated thereon by the members giving such proxies. If no instructions are given, such proxies will be voted in favor of the Plan of Conversion. If any other matters are properly presented at the Special Meeting and may properly be voted on, all proxies will be voted on such matters in accordance with the best judgment of the proxy holders named therein. If the enclosed proxy is returned, it may be revoked at any time before it is voted by written notice to the Secretary of the Bank, by submitting a later dated proxy, or by attending and voting in person at the Special Meeting. The proxies being solicited are only for use at the Special Meeting and at any and all adjournments thereof and will not be used for any other meeting. Management is not aware of any other business to be presented at the Special Meeting.

     The Bank, as trustee for individual retirement accounts at the Bank, will vote in favor of the Plan of Conversion, unless the beneficial owner executes and returns the enclosed proxy for the Special Meeting or attends the Special Meeting and votes in person.

     To the extent necessary to permit approval of the Plan of Conversion, proxies may be solicited by representatives of Sandler O'Neill and by officers, directors or regular employees of the Bank, in person, by telephone or through other forms of communication and, if necessary, the Special Meeting may be adjourned to an alternative date. Such persons will be reimbursed by the Bank for their reasonable out-of-pocket expenses incurred in connection with such solicitation.

                    RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF THE BANK UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PLAN OF CONVERSION. VOTING IN FAVOR OF THE PLAN OF CONVERSION WILL NOT OBLIGATE ANY VOTER TO PURCHASE ANY STOCK.

                                 THE CONVERSION

     THE OTS HAS GIVEN APPROVAL TO THE PLAN SUBJECT TO THE PLAN'S APPROVAL BY THE MEMBERS OF THE BANK ENTITLED TO VOTE ON THE MATTER AND SUBJECT TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS IMPOSED BY THE OTS IN ITS APPROVAL. OTS APPROVAL, HOWEVER, DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY THE OTS.

GENERAL

     On January 8, 1997, the Board of Directors of the Bank unanimously adopted the Plan of Conversion, which was amended on March 12, 1997, pursuant to which the Bank will convert from a federally chartered mutual savings bank to a federally chartered stock savings bank and subsequently relocate its main office to Clarkston, Washington and convert to a Washington-chartered savings bank.
All of the capital stock of the Bank will be held by the Holding Company, a newly formed Delaware corporation. THE FOLLOWING DISCUSSION OF THE PLAN OF CONVERSION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN OF CONVERSION, WHICH AND IS AVAILABLE FROM THE BANK UPON REQUEST. The OTS has approved the Plan of Conversion subject to the Plan's approval by the members of the Bank entitled to vote on the matter at a Special Meeting called for that purpose to be held on ___________, 1997, and subject to the satisfaction of certain other conditions imposed by the OTS in its approval.

     The Stock Conversion will be accomplished through adoption of a Federal Stock Charter and Bylaws to authorize the issuance of capital stock by the Bank. As part of the Stock Conversion, the Bank will transfer all of its newly issued common stock (1,000 shares) to the Holding Company in exchange for 50% of the net proceeds from the sale of Common Stock by the Holding Company. As soon as practicable following the Stock Conversion, the Bank will relocate its main office to Clarkston, Washington and consummate the Charter Conversion whereby it will convert to a Washington-chartered savings bank. The main office relocation will be accomplished by opening a full-service office in Clarkston, Washington and

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designating that office as the Bank's main office.  The Bank's administrative offices will remain in their present location. In connection with the Charter Conversion, the Holding Company anticipates becoming a bank holding company under the BHCA.

     The Plan of Conversion provides generally that: (i) the Bank will convert from a federally chartered mutual savings bank to a federally chartered stock savings bank; (ii) the Common Stock will be offered by the Holding Company in the Subscription Offering to persons having Subscription Rights and in the Direct Community Offering to certain members of the general public, with preference given to natural persons and trusts of natural persons residing in the Local Community; (iii) if necessary, shares of Common Stock not subscribed for in the Subscription and Direct Community Offering will be offered to certain members of the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers pursuant to selected dealers agreements;
(iv) the Holding Company will purchase all of the capital stock of the Bank to be issued in connection with the Stock Conversion; and (v) the Bank will relocate its main office to Clarkston, Washington and convert to a Washington-chartered savings bank and the Holding Company will become a bank holding company. The Stock Conversion will be effected only upon completion of the sale of at least $12,750,000 of Common Stock to be issued pursuant to the Plan of Conversion.

     Consummation of the Stock Conversion is subject to the approval of the Plan of Conversion by the Bank's members and the approval by the OTS of the Plan of Conversion and the Holding Company's acquisition of the Bank. Consummation of the Charter Conversion is subject to the approval by the OTS and the Department of the Charter Conversion and approval by the Federal Reserve of the Holding Company's continued ownership of the Bank. The Holding Company has received approval from the OTS to become the holding company of the Bank, subject to the satisfaction of certain conditions, and to acquire all of the common stock of the Bank to be issued in the Stock Conversion in exchange for at least 50% of the net proceeds from the sale of Common Stock in the Offerings. The Stock Conversion will be effected only upon completion of the sale of the shares of Common Stock to be issued by the Holding Company pursuant to the Plan of Conversion. The Bank has applied to the OTS and the Department for approval of the conversion of the Bank to a Washington-chartered savings bank, and the Holding Company has applied to the Federal Reserve to become a bank holding company and for approval of the Holding Company's continued ownership of 100% of the Bank following the Charter Conversion. Such approvals have not been received to date. While the Holding Company and the Bank expect receipt of all such approvals in a timely manner, delays in receiving any such approvals may result in a delay in the consummation of the Charter Conversion. If there is a significant delay in obtaining the approval of the Federal Reserve for the Holding Company to become a bank holding company, the Holding Company may elect to be regulated by the OTS as a savings and loan holding company and the Bank may complete the Charter Conversion.

     As part of the Conversion, the Holding Company is making a Subscription Offering of its Common Stock to holders of Subscription Rights in the following order of priority: (i) Eligible Account Holders (depositors with $50.00 or more on deposit as of December 31, 1995); (ii) the Bank's ESOP; (iii) Supplemental Eligible Account Holders (depositors with $50.00 or more on deposit as of March 31, 1997); and (iv) Other Members (depositors of the Bank as the Voting Record Date and borrowers of the

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Bank with loans outstanding as of April 25, 1990 which continue to be outstanding as of the Voting Record Date.

     Shares of Common Stock not sold in the Subscription and Direct Community Offering may be offered in the Syndicated Community Offering. Regulations require that the Direct Community and Syndicated Community Offerings be completed within 45 days after completion of the Subscription Offering unless extended by the Bank or the Holding Company with the approval of the regulatory authorities. If the Syndicated Community Offering is determined not to be feasible, the Board of Directors of the Bank will consult with the regulatory authorities to determine an appropriate alternative method for selling the unsubscribed shares of Common Stock. The Plan of Conversion provides that the Conversion must be completed within 24 months after the date of the approval of the Plan of Conversion by the members of the Bank.

     No sales of Common Stock may be completed, either in the Subscription, Direct Community or Syndicated Community Offerings, unless the Plan of Conversion is approved by the members of the Bank.

     The completion of the Offerings, however, is subject to market conditions and other factors beyond the Bank's control. No assurance can be given as to the length of time after approval of the Plan of Conversion at the Special Meeting that will be required to complete the Offerings or other sale of the Common Stock. If delays are experienced, significant changes may occur in the estimated pro forma market value of the Holding Company and the Bank as converted, together with corresponding changes in the net proceeds realized by the Holding Company from the sale of the Common Stock. In the event the Conversion is terminated, the Bank would be required to charge all Conversion expenses against current income.

     Orders for shares of Common Stock will not be filled until at least 1,275,000 shares of Common Stock have been subscribed for or sold and the OTS approves the final valuation and the Conversion closes. If the Stock Conversion is not completed within 45 days after the last day of the fully extended Subscription Offering and the OTS consents to an extension of time to complete the Stock Conversion, subscribers will be given the right to increase, decrease or rescind their subscriptions. Unless an affirmative indication is received from subscribers that they wish to continue to subscribe for shares, the funds will be returned promptly, together with accrued interest at the Bank's passbook rate from the date payment is received until the funds are returned to the subscriber. If such period is not extended, or, in any event, if the Stock Conversion is not completed, all withdrawal authorizations will be terminated and all funds held will be promptly returned together with accrued interest at the Bank's passbook rate from the date payment is received until the Conversion is terminated.

PURPOSES OF CONVERSION

     Management of the Bank believes that the Stock Conversion offers a number of advantages which will be important to the future growth and performance of the Bank in that it is intended: (i) to improve the overall competitive position of the Bank in its market area and to support possible future expansion and diversification of operations (currently there are no specific plans, arrangements or understandings, written

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or oral, regarding any such activities other than the establishment of a
Clarkston, Washington office); (ii) to afford members of the Bank and others the opportunity to become stockholders of the Holding Company and thereby participate more directly in, and contribute to, any future growth of the Holding Company and the Bank; and (iii) to provide future access to capital markets.

     The Bank's Board of Directors has formed the Holding Company to serve upon consummation of the Conversion as a holding company with the Bank as its subsidiary. The Bank, as a federal mutual savings bank, does not have stockholders and has no authority to issue capital stock. By converting to the stock form of organization, the Holding Company and the Bank will be structured in the form used by holding companies of commercial banks and by a large number of savings institutions.

     Management believes that conversion to a Washington-chartered savings bank is in the best interests of the Bank, its members and the communities it serves. As a result of recent legislation that provides that the SAIF will be merged with the BIF on January 1, 1999, but only if there are no thrift institutions in existence, the U.S. Congress is expected to consider further legislation that may eliminate the thrift industry as a separate industry. The Treasury Department is studying the development of a common charter for banks and thrifts and is required to submit a report of its findings to Congress by March 31, 1997. The Bank cannot predict what the attributes of such common charter would be or whether any legislation will result from this study. If developed, the common charter may not offer all the advantages that a federal savings association now enjoys (e.g., unrestricted nationwide branching). As a
                        ----
Washington-chartered savings bank with offices in Washington and Idaho, the Bank will have the flexibility to expand in Washington and Idaho, should it decide to do so, through branch acquisitions, opening new branches, or by acquiring other institutions. Furthermore, the Washington savings bank charter will provide the Bank with the authority to pursue its community banking strategy. Because of the uncertainties with regard to the future of the thrift industry, the Bank has determined to undertake the Charter Conversion as soon as possible following the Stock Conversion.

EFFECTS OF CONVERSION TO STOCK FORM ON DEPOSITORS AND BORROWERS OF THE BANK

     VOTING RIGHTS. Savings members and borrowers will have no voting rights in the Bank or the Holding Company and therefore will not be able to elect directors of the Bank or the Holding Company or to control their affairs. Currently, these rights are accorded to savings members of the Bank. Subsequent to the Stock Conversion, voting rights will be vested exclusively in the Holding Company with respect to the Bank and the holders of the Common Stock as to matters pertaining to the Holding Company. Each holder of Common Stock shall be entitled to vote on any matter to be considered by the stockholders of the Holding Company. A stockholder will be entitled to one vote for each share of Common Stock owned.

     SAVINGS ACCOUNTS AND LOANS. The Bank's savings accounts, account balances and existing FDIC insurance coverage of savings accounts will not be affected by the Conversion. Furthermore, the Conversion will not affect the loan accounts, loan balances or obligations of borrowers under their individual contractual arrangements with the Bank.

     TAX EFFECTS. The Bank has received an opinion from Breyer & Aguggia, Washington, D.C., that the Conversion will constitute a nontaxable reorganization under Section 368(a)(1)(F) of the Code. Among other things, the opinion states that: (i) no gain or loss will be recognized to the Bank in its mutual or stock form by reason of its Conversion; (ii) no gain or loss will be recognized to its account holders upon the issuance to them of accounts in the Bank immediately after the Conversion, in the same dollar amounts and on the same terms and conditions as their accounts at the Bank in its mutual form plus interest in the liquidation account; (iii) the tax basis of account holders' accounts in the Bank immediately after the Conversion will be the same as the tax basis of their accounts immediately prior to Conversion; (iv) the tax basis of each account holder's interest in the liquidation account will be zero; (v) the tax basis of the Common Stock purchased in the Conversion will be the amount paid and the holding period for such stock will commence at the date of purchase; and (vi) no gain or loss will be recognized to account holders upon the receipt or exercise of Subscription Rights in the Conversion, except to the extent Subscription Rights are deemed to have value as discussed below. Unlike a private letter ruling issued by the IRS, an opinion of counsel is not binding on the IRS and the IRS could disagree with the conclusions reached therein. In the event of such disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the IRS.

       Based upon past rulings issued by the IRS, the opinion provides that the receipt of Subscription Rights by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members under the Plan will be taxable to the extent, if any, that the Subscription Rights are deemed to have a fair market value. RP Financial, a financial consulting firm retained by the Bank, whose findings are not binding on the IRS, has indicated that the Subscription Rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration and afford the recipients the right only to purchase shares of the Common Stock at a price equal to its estimated fair market value, which will be the same price paid by purchasers in the Direct Community Offering for unsubscribed shares of Common Stock. If the Subscription Rights are deemed to have a fair market value, the receipt of such rights may only be taxable to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise their Subscription Rights. The Bank could also recognize a gain on the distribution of such Subscription Rights. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event the Subscription Rights are deemed to have a fair market value.

     The Bank has also received an opinion from BDO Seidman, LLP, Spokane, Washington, that, assuming the Conversion does not result in any federal income tax liability to the Bank, its account holders, or the Holding Company, implementation of the Plan of Conversion will not result in any Idaho income tax liability to such entities or persons.

     The opinions of Breyer & Aguggia and BDO Seidman, LLP and the letter from RP Financial are filed as exhibits to the Registration Statement. See "ADDITIONAL INFORMATION."

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE CONVERSION PARTICULAR TO THEM.

     LIQUIDATION ACCOUNT. In the unlikely event of a complete liquidation of the Bank in its present mutual form, each depositor in the Bank would receive a pro rata share of any assets of the Bank remaining after payment of claims of all creditors (including the claims of all depositors up to the withdrawal value of their accounts). Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his or her deposit account to the total value of all deposit accounts in the Bank at the time of liquidation.

     After the Conversion, holders of withdrawable deposit(s) in the Bank, including certificates of deposit ("Savings Account(s)"), shall not be entitled to share in any residual assets in the event of liquidation of the Bank. However, pursuant to OTS regulations, the Bank shall, at the time of the Conversion, establish a liquidation account in an amount equal to its total equity as of the date of the latest statement of financial condition contained in the Prospectus.

     The liquidation account shall be maintained by the Bank subsequent to the Conversion for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who retain their Savings Accounts in the Bank. Each Eligible Account Holder and Supplemental Eligible Account Holder shall, with respect to each Savings Account held, have a related inchoate interest in a portion of the liquidation account balance ("subaccount").

     The initial subaccount balance for a Savings Account held by an Eligible Account Holder or a Supplemental Eligible Account Holder shall be determined by multiplying the opening balance in the liquidation account by a fraction of which the numerator is the amount of such holder's "qualifying deposit" in the Savings Account and the denominator is the total amount of the "qualifying deposits" of all such holders. Such initial subaccount balance shall not be increased, and it shall be subject to downward adjustment as provided below.

     If the deposit balance in any Savings Account of an Eligible Account Holder or Supplemental Eligible Account Holder at the close of business on any annual closing day of the Bank subsequent to December 31, 1995 is less than the lesser of (i) the deposit balance in such Savings Account at the close of business on any other annual closing date subsequent to December 31, 1995 or March 31, 1997 or (ii) the amount of the "qualifying deposit" in such Savings Account on December 31, 1995 or March 31, 1997, then the subaccount balance for such Savings Account shall be adjusted by reducing such subaccount balance in an amount proportionate to the reduction in such deposit balance. In the event of a downward adjustment, such subaccount balance shall not be subsequently increased, notwithstanding any increase in the deposit balance of the related Savings Account. If any such Savings Account is closed, the related subaccount balance shall be reduced to zero.

     In the event of a complete liquidation of the Bank (and only in such event) each Eligible Account Holder and Supplemental Eligible Account Holder shall be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance(s) for Savings Account(s) then held by such holder before any liquidation distribution may be made to stockholders. No merger, consolidation, bulk purchase of assets with assumptions of Savings Accounts and other liabilities or similar transactions with another federally insured institution in which the Bank is not the surviving institution shall be considered to be a complete liquidation. In any such transaction the liquidation account shall be assumed by the surviving institution.

THE SUBSCRIPTION, DIRECT COMMUNITY AND SYNDICATED COMMUNITY OFFERINGS

     THE SUBSCRIPTION AND DIRECT COMMUNITY OFFERING WILL EXPIRE AT ____ __.M., PACIFIC TIME, ON THE EXPIRATION DATE, UNLESS EXTENDED OR CONTINUED BY THE HOLDING COMPANY AND THE BANK, WITH THE APPROVAL OF THE OTS, IF NECESSARY.

     SUBSCRIPTION OFFERING. In accordance with the Plan, nontransferable Subscription Rights to purchase the Common Stock have been issued to all persons and entities entitled to purchase the Common Stock in the Subscription Offering. The amount of the Common Stock which these parties may purchase will be subject to the availability of the Common Stock for purchase under the categories set forth in the Plan. Subscription priorities have been established for the allocation of stock to the extent that the Common Stock is available. These priorities are as follows:

     Category 1: ELIGIBLE ACCOUNT HOLDERS. Each depositor with $50.00 or more on deposit at the Bank as of December 31, 1995 will receive nontransferable Subscription Rights to subscribe for up to the greater of $125,000 of Common Stock, one-tenth of one percent of the total offering of Common Stock or 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders. If the exercise of Subscription Rights in this category results in an oversubscription, shares of Common Stock will be allocated among subscribing Eligible Account Holders so as to permit each Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make such person's total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. Any shares remaining after that allocation will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unsatisfied in the proportion that the amount of the qualifying deposit of each Eligible Account Holder whose subscription remains unsatisfied bears to the total amount of the qualifying deposits of all Eligible Account Holders whose subscriptions remain unsatisfied. Subscription Rights received by officers and directors in this category based on their increased deposits in the Bank in the one year period preceding December 31, 1995 are subordinated to the Subscription Rights of other Eligible Account Holders.

     Category 2: ESOP. The Plan of Conversion provides that the ESOP shall receive nontransferable Subscription Rights to purchase up to 8% of the shares of Common Stock issued in the Conversion. The ESOP intends to purchase 8% of the shares of Common Stock issued in the Conversion. In the event the number of shares offered in the Conversion is increased above the maximum of the Estimated Valuation Range, the ESOP shall have a priority right to purchase any such shares exceeding the maximum of the Estimated Valuation Range up to an aggregate of 8% of the Common Stock.

     Category 3: SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS. Each depositor with $50.00 or more on deposit as of March 31, 1997 will receive nontransferable Subscription Rights to subscribe for up to the greater of $125,000 of Common Stock, one-tenth of one percent of the total offering of Common Stock or 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of qualifying deposits of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders. If the exercise of Subscription Rights in this category results in an oversubscription, shares of Common Stock will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make such person's total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. Any shares remaining after that allocation will be allocated among the subscribing Supplemental Eligible Account Holders whose subscriptions remain unsatisfied in the proportion that the amount of the qualifying deposit of each Supplemental Eligible Account Holder whose subscription remains unsatisfied bears to the total amount of the qualifying deposits of all Supplemental Eligible Account Holders whose subscriptions remain unsatisfied.

     Category 4: OTHER MEMBERS. Each depositor of the Bank as of the Voting Record Date and each borrower with a loan outstanding on April 25, 1990 which continues to be outstanding as of the Voting Record Date will receive nontransferable Subscription Rights to purchase up to $125,000 of Common Stock to the extent shares are available following subscriptions by Eligible Account Holders, the Bank's ESOP and Supplemental Eligible Account Holders. In the event of an oversubscription in this category, the available shares will be allocated among subscribing Other Members so as to permit each Other Member, to the extent possible, to purchase a number of shares sufficient to make such person's total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. Thereafter, unallocated shares will be allocated among subscribing Other Members proportionately, based on the number of votes on the Voting Record Date of a subscribing Other Member as compared to the total votes on the Voting Record Date of all subscribing Other Members whose subscriptions remain unsatisfied.

     SUBSCRIPTION RIGHTS ARE NONTRANSFERABLE. PERSONS SELLING OR OTHERWISE TRANSFERRING THEIR RIGHTS TO SUBSCRIBE FOR COMMON STOCK IN THE SUBSCRIPTION OFFERING OR SUBSCRIBING FOR COMMON STOCK ON BEHALF OF ANOTHER PERSON WILL BE SUBJECT TO FORFEITURE OF SUCH RIGHTS AND POSSIBLE FURTHER SANCTIONS AND PENALTIES IMPOSED BY THE OTS OR ANOTHER AGENCY OF THE U.S. GOVERNMENT. Each person exercising Subscription Rights will be required to certify that he or she is purchasing such shares solely for his or her own account and that he or she has no agreement or understanding with any other person for the sale or transfer of such shares. ONCE TENDERED, SUBSCRIPTION ORDERS CANNOT BE REVOKED OR MODIFIED WITHOUT THE CONSENT OF THE BANK AND THE HOLDING COMPANY.

     The Subscription Offering and all Subscription Rights under the Plan will expire at ______ p.m., Pacific Time, on the Expiration Date, whether or not the Bank has been able to locate each person entitled to such Subscription Rights. The Subscription Offering may be extended by the Holding Company and the Bank up to ______ __, 1997 without the OTS's approval. OTS regulations require that the Holding Company complete the sale of Common Stock within 45 days after the close of the Subscription Offering. If the sale of Common Stock is not completed within such period, all funds received will be promptly returned with interest at the Bank's passbook rate and all withdrawal authorizations will be canceled. If regulatory approval of an extension of the time period has been granted, all subscribers will be notified of such extension and of the duration of any extension that has been granted, and will be given the right to increase, decrease or rescind their orders. If an affirmative response to any resolicitation is not received by the Holding Company from a subscriber, the subscriber's order will be rescinded and all funds received will be promptly returned with interest (or withdrawal authorizations will be canceled). No single extension can exceed 90 days.

     DIRECT COMMUNITY OFFERING. Concurrently with the Subscription Offering, the Holding Company is offering shares of Common Stock to certain members of the general public in a Direct Community Offering, with preference given to natural persons ("Preferred Subscribers") and trusts of natural persons residing in the Local Community. Purchasers in the Direct Community Offering are eligible to purchase up to $125,000 of Common Stock. In the event an insufficient number of shares are available to fill orders in the Direct Community Offering, the available shares will be allocated first to each Preferred Subscriber whose order is accepted by the Bank, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Preferred Subscriber, if possible. Thereafter, unallocated shares will be allocated among the Preferred Subscribers whose orders remains unsatisfied on a 100 shares per order basis until all such orders have been filled or the remaining shares have been allocated. If there are any shares remaining, shares will be allocated to other persons of the general public who purchase in the Direct Community Offering applying the same allocation described above for Preferred Subscribers. The Direct Community Offering will terminate at ___ _.m., Pacific Time, on the Expiration Date unless extended by the Holding Company and the Bank, with approval of the OTS, if necessary. Any extensions beyond 45 days after the close of the Subscription Offering would require a resolicitation of orders, wherein subscribers would be given the opportunity to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at the Bank's passbook rate, or be permitted to modify or cancel their orders. THE RIGHT OF ANY PERSON TO PURCHASE SHARES IN THE DIRECT COMMUNITY OFFERING IS SUBJECT TO THE ABSOLUTE RIGHT OF THE HOLDING COMPANY AND THE BANK TO ACCEPT OR REJECT SUCH PURCHASES IN WHOLE OR IN PART. IF AN ORDER IS REJECTED IN PART, THE PURCHASER DOES NOT HAVE THE RIGHT TO CANCEL THE REMAINDER OF THE ORDER. THE HOLDING COMPANY PRESENTLY INTENDS TO TERMINATE THE DIRECT COMMUNITY OFFERING AS SOON AS IT HAS RECEIVED ORDERS FOR ALL SHARES AVAILABLE FOR PURCHASE IN THE CONVERSION.

     If all of the Common Stock offered in the Subscription Offering is subscribed for, no Common Stock will be available for purchase in the Direct Community Offering.

     SYNDICATED COMMUNITY OFFERING. The Plan provides that, if necessary, all shares of Common Stock not purchased in the Subscription and Direct Community Offering, if any, may be offered for sale to certain members of the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed and managed by Sandler O'Neill acting as agent of the Holding Company. THE HOLDING COMPANY AND THE BANK HAVE THE RIGHT TO REJECT ORDERS, IN WHOLE OR PART, IN THEIR SOLE DISCRETION IN THE SYNDICATED COMMUNITY OFFERING. Neither Sandler O'Neill nor any registered broker-dealer shall have any obligation to take or purchase any shares of the Common Stock in the Syndicated Community Offering; however, Sandler O'Neill has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering.

     Stock sold in the Syndicated Community Offering will be sold at the $10.00 Purchase Price, the same price as all other shares in the Offering. See "-- Stock Pricing and Number of Shares to be Issued." No person will be permitted to subscribe in the Syndicated Community Offering for more $125,000 of Common Stock. See "-- Marketing and Underwriting Arrangements" for a description of the commission to be paid to the selected dealers and to Sandler O'Neill.

     Sandler O'Neill may enter into agreements with selected dealers to assist in the sale of shares in the Syndicated Community Offering. During the Syndicated Community Offering, selected dealers may only solicit indications of interest from their customers to place orders with the Holding Company as of a certain date ("Order Date") for the purchase of shares of Conversion Stock.
When and if Sandler O'Neill and the Holding Company believe that enough indications of interest and orders have been received in the Subscription Offering, the Direct Community Offering and the Syndicated Community Offering to consummate the Conversion, Sandler O'Neill will request, as of the Order Date, selected dealers to submit orders to purchase shares for which they have received indications of interest from their customers. Selected dealers will send confirmations to such customers on the next business day after the Order Date. Selected dealers may debit the accounts of their customers on a date which will be three business days from the Order Date ("Settlement Date"). Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the Settlement Date. On the Settlement Date, selected dealers will remit funds to the account that the Holding Company established for each selected dealer. Each customer's funds so forwarded to the Holding Company, along with all other accounts held in the same title, will be insured by the FDIC up to the applicable $100,000 legal limit. After payment has been received by the Holding Company from selected dealers, funds will earn interest at the Bank's passbook rate until the completion of the Offerings. At the completion of the Conversion, the funds received in the Offerings will be used to purchase the shares of Common Stock ordered. The shares issued in the Conversion cannot and will not be insured by the FDIC or any other government agency. In the event the Conversion is not consummated as described above, funds with interest will be returned promptly to the selected dealers, who, in turn, will promptly credit their customers' brokerage accounts.

     The Syndicated Community Offering may terminate no more than 45 days following the expiration of the Subscription Offering, unless extended by the Holding Company with the approval of the OTS.

     In the event the Bank is unable to find purchasers from the general public for all unsubscribed shares, other purchase arrangements will be made by the Board of Directors of the Bank, if feasible. Such other arrangements will be subject to the approval of the OTS. The OTS may grant one or more extensions of the offering period, provided that (i) no single extension exceeds 90 days, (ii) subscribers are given the right to increase, decrease or rescind their subscriptions during the extension period, and (iii) the extensions do not go more than two years beyond the date on which the members approved the Plan. If the Conversion is not completed within 45 days after the close of the Subscription Offering, either all funds received will be returned with interest (and withdrawal authorizations canceled) or, if the OTS has granted an extension of time, all subscribers will be given the right to increase, decrease or rescind their subscriptions at any time prior to 20 days before the end of the extension period. If an extension of time is obtained, all subscribers will be notified of such extension and of their rights to modify their orders. If an affirmative response to any resolicitation is not received by the Holding Company from a subscriber, the subscriber's order will be rescinded and all funds received will be promptly returned with interest (or withdrawal authorizations will be canceled).

     PERSONS IN NON-QUALIFIED STATES. The Holding Company and the Bank will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan reside. However, the Holding Company and the Bank are not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which: (i) a small number of persons otherwise eligible to subscribe for shares of Common Stock reside in such state; (ii) the granting of Subscription Rights or offer or sale of shares of Common Stock to such persons would require the Holding Company to register, under the securities laws of such state, as a broker or dealer or to register or otherwise qualify the Common Stock for sale in such state; or
(iii) such registration or qualification would be impractical for reasons of cost or otherwise. Where the number of persons eligible to subscribe for shares in one state is small, the Holding Company and the Bank will base their decision as to whether or not to offer the Common stock in such state on a number of factors, including the size of accounts held by account holders in the state and the cost of registering or qualifying the shares.

LIMITATIONS ON PURCHASES OF SHARES

     The Plan of Conversion provides for certain limitations to be placed upon the purchase of Common Stock by eligible subscribers and others in the Conversion. Each subscriber must subscribe for a minimum of 25 shares. With the exception of the ESOP, which is expected to purchase 8% of the shares of Common Stock issued in the Conversion, no person or entity may purchase more than $125,000 of Common Stock in the Conversion; and no person or entity, together with associates of and persons acting in concert with such person or entity, may purchase in the aggregate more than $250,0000 of Common Stock in the Conversion. Officers, directors and their associates may not purchase, in the aggregate, more than 33% of the shares of Common Stock offered in the Conversion. For purposes of the Plan, the directors are not deemed to be acting in concert solely by reason of their Board membership. Pro rata reductions within each Subscription Rights category will be made in allocating shares to the extent that the maximum purchase limitations are exceeded.

     The Bank's and the Holding Company's Boards of Directors may, in their sole discretion, increase the maximum purchase limitation set forth above up to 9.99% of the shares of Common Stock sold in the Conversion, provided that orders for shares which exceed 5% of the shares of Common Stock sold in the Conversion may not exceed, in the aggregate, 10% of the shares sold in the Conversion. The Bank and the Holding Company do not intend to increase the maximum purchase limitation unless market conditions are such that an increase in the maximum purchase limitation is necessary to sell a number of shares in excess of the minimum of the Estimated Valuation Range. If the Boards of Directors decide to increase the purchase limitation, all persons who subscribed for the maximum number of shares will be given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority Subscription Rights.

     The term "acting in concert" is defined in the Plan to mean (i) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or (ii) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another other party shall also be deemed to be acting in concert with any person who is also acting in concert with that other party. THE HOLDING COMPANY AND THE BANK MAY PRESUME THAT CERTAIN PERSONS ARE ACTING IN CONCERT BASED UPON, AMONG OTHER THINGS, JOINT ACCOUNT RELATIONSHIPS AND THE FACT THAT SUCH PERSONS HAVE FILED JOINT SCHEDULES 13D WITH THE SEC WITH RESPECT TO OTHER COMPANIES.

     The term "associate" of a person is defined in the Plan to mean (i) any corporation or organization (other than the Bank or a majority-owned subsidiary of the Bank) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity (excluding tax-qualified employee plans); and
(iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of the Bank or any of its parents or subsidiaries. For example, a corporation of which a person serves as an officer would be an associate of such person, and, therefore, all shares purchased by such corporation would be included with the number of shares which such person could purchase individually under the above limitations.

     The term "officer" is defined in the Plan to mean an executive officer of the Bank, including its Chairman of the Board, President, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents in charge of principal business functions, Secretary and Treasurer.

     Common Stock purchased pursuant to the Conversion will be freely transferable, except for shares purchased by directors and officers of the Bank and the Holding Company and by National Association of Securities Dealers, Inc. ("NASD") members. See "-- Restrictions on Transferability by Directors and Officers and NASD Members."

MARKETING AND UNDERWRITING ARRANGEMENTS

     The Bank and the Holding Company have engaged Sandler O'Neill as a consultant and financial advisor in connection with the offering of the Common Stock, and Sandler O'Neill has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Common Stock in the Offerings. Sandler O'Neill is not obligated to take or purchase any shares of Common Stock in the Offerings. Based upon negotiations between the Bank and the Holding Company concerning fee structure, Sandler O'Neill will receive a fee equal to 1.5% of the aggregate Purchase Price of the shares sold in the Subscription and Direct Community Offering, excluding shares purchased by directors, officers, employees, and any immediate family member thereof, and any employee benefit plan of the Holding Company or the Bank, including the ESOP, subject to a maximum fee equal to 1.5% of the aggregate gross proceeds at the midpoint of the Estimated Valuation Range. In the event that a selected dealers agreement is entered into in connection with a Syndicated Community Offering, the Bank will pay a fee (to be negotiated at such time under such agreement) to such selected dealers, any sponsoring dealers fees, and a management fee to Sandler O'Neill of 2.0% for shares sold by NASD member firms pursuant to a selected dealers agreement; provided, however, that any fees payable to Sandler O'Neill for Common Stock sold by them pursuant to such a selected dealers agreement shall not exceed 2.0% of the Purchase Price and provided, further, however, that the aggregate fees payable to Sandler O'Neill and the selected dealers will not exceed 7.0% of the aggregate purchase price of the Common Stock sold by selected dealers. Fees to Sandler O'Neill and to any other broker-dealer may be deemed to be underwriting fees, and Sandler O'Neill and such broker-dealers may be deemed to be underwriters. Sandler O'Neill will also be reimbursed for its reasonable out-of-pocket expenses, including legal fees, in an amount not to exceed $50,000. Notwithstanding the foregoing, in the event the Offerings are not consummated or Sandler O'Neill ceases, under certain circumstances after the subscription solicitation activities are commenced, to provide assistance to the Holding Company, Sandler O'Neill will be entitled to a fee for its management advisory services in an amount to be agreed upon by the Bank and Sandler O'Neill, and based upon the amount of services performed by Sandler O'Neill and will also be reimbursed for its reasonable out-of-pocket expenses as described above. The Holding Company and the Bank have agreed to indemnify Sandler O'Neill for reasonable costs and expenses in connection with certain claims or liabilities, including certain liabilities under the Securities Act. Sandler O'Neill has received advances towards its fees totalling $50,000. Total marketing fees to Sandler O'Neill are expected to be approximately $153,000 and $215,000 at the minimum and the maximum of the Estimated Valuation Range, respectively. See "PRO FORMA DATA" for the assumptions used to arrive at these estimates.

     Sandler O'Neill will perform conversion and records management services for the Bank in the Conversion and will receive a fee for these services of $10,000, plus reimbursement of reasonable out-of-pocket expenses which shall not exceed $5,000.

DESCRIPTION OF SALES ACTIVITIES

     The Common Stock will be offered in the Subscription and Direct Community Offering principally by the distribution of the Prospectus and through activities conducted at the Bank's Conversion Center at its main office facility. The Conversion Center is expected to operate during normal business hours throughout the Subscription and Direct Community Offering. It is expected that at any particular time, one or more Sandler O'Neill employees will be working at the Conversion Center. Such employees of Sandler O'Neill will be responsible for mailing materials relating to the Subscription and Direct Community Offering, responding to questions regarding the Conversion and the Subscription and Direct Community Offering and processing stock orders.

     Sales of Common Stock will be made by registered representatives affiliated with Sandler O'Neill or by the selected dealers managed by Sandler O'Neill. The management and employees of the Bank may participate in the Offerings in clerical capacities, providing administrative support in effecting sales transactions or, when permitted by state securities laws, answering questions of a mechanical nature relating to the proper execution of the Order Form. Management of the Bank may answer questions regarding the business of the Bank when permitted by state securities laws. Other questions of prospective purchasers, including questions as to the advisability or nature of the investment, will be directed to registered representatives. The management and employees of the Holding Company and the Bank have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock.

     No officer, director or employee of the Bank or the Holding Company will be compensated, directly or indirectly, for any activities in connection with the offer or sale of securities issued in the Conversion.

     None of the Bank's personnel participating in the Subscription and Direct Community Offering is registered or licensed as a broker or dealer or an agent of a broker or dealer. The Bank's personnel will assist in the above-described sales activities pursuant to an exemption from registration as a broker or dealer provided by Rule 3a4-1 ("Rule 3a4-1") promulgated under the Exchange Act. Rule 3a4-1 generally provides that an "associated person of an issuer" of securities shall not be deemed a broker solely by reason of participation in the sale of securities of such issuer if the associated person meets certain conditions. Such conditions include, but are not limited to, that the associated person participating in the sale of an issuer's securities not be compensated in connection therewith at the time of participation, that such person not be associated with a broker or dealer and that such person observe certain limitations on his or her participation in the sale of securities. For purposes of this exemption, "associated person of an issuer" is defined to include any person who is a director, officer or employee of the issuer or a company that controls, is controlled by or is under common control with the issuer.

PROCEDURE FOR PURCHASING SHARES IN THE SUBSCRIPTION AND DIRECT COMMUNITY
OFFERING

     To ensure that each purchaser receives a Prospectus at least 48 hours prior to the Expiration Date in accordance with Rule 15c2-8 under the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the Order Form will confirm receipt or delivery in accordance with Rule 15c2-8. Order Forms will only be distributed with a Prospectus. The Bank will accept for processing only orders submitted on Order Forms.

     To purchase shares in the Subscription and Direct Community Offering, an executed Order Form and certification form with the required full payment for each share subscribed for, or with appropriate authorization for withdrawal of full payment from the subscriber's deposit account with the Bank (which may be given by completing the appropriate blanks in the Order Form), must be received by the Bank by _____ p.m., Pacific Time, on the Expiration Date. Order Forms which are not received by such time or are executed defectively or are received without full payment (or without appropriate withdrawal instructions) are not required to be accepted. In addition, the Bank is not obligated to accept orders submitted on photocopied or telecopied Order Forms. The Holding Company and the Bank have the right to waive or permit the correction of incomplete or improperly executed Order Forms, but do not represent that they will do so. Pursuant to the Plan of Conversion, the interpretation by the Holding Company and the Bank of the terms and conditions of the Plan of Conversion and of the Order Form will be final. Once received, an executed Order Form may not be modified, amended or rescinded without the consent of the Bank unless the Conversion has not been completed within 45 days after the end of the Subscription Offering, unless such period has been extended.

     In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priorities, depositors as of the Eligibility Record Date (December 31, 1995) and/or the Supplemental Eligibility Record Date (March 31, 1997) and/or the Voting Record Date must list all accounts on the Order Form giving all names in each account and the account number.

     Full payment for subscriptions may be made (i) in cash if delivered in person at the Bank, (ii) by check, bank draft, or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with the Bank. Appropriate means by which such withdrawals may be authorized are provided on the Order Form. No wire transfers will be accepted. Interest will be paid on payments made by cash, check, bank draft or money order at the Bank's passbook rate from the date payment is received until the completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Conversion (unless the certificate matures after the date of receipt of the Order Form but prior to closing, in which case funds will earn interest at the passbook rate from the date of maturity until consummation of the Conversion), but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion. At the completion of the Conversion, the funds received in the Offerings will be used to purchase the shares of Common Stock ordered. THE SHARES ISSUED IN THE CONVERSION CANNOT AND WILL NOT BE INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. In the event that the Conversion is not consummated for any reason, all funds submitted will be promptly refunded with interest as described above.

     If a subscriber authorizes the Bank to withdraw the amount of the aggregate Purchase Price from his or her deposit account, the Bank will do so as of the effective date of Conversion, though the account must contain the full amount necessary for payment at the time the subscription order is received. The Bank will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the Bank's passbook rate.

     If the ESOP subscribes for shares during the Subscription Offering, the ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for such shares of Common Stock subscribed for at the Purchase Price upon consummation of the Conversion, provided that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or the Holding Company to lend to the ESOP, at such time, the aggregate Purchase Price of the shares for which it subscribed.

     Individual Retirement Accounts ("IRAs") maintained in the Bank do not permit investment in the Common Stock. A depositor interested in using his or her IRA funds to purchase Common Stock must do so through a self-directed IRA. Since the Bank does not offer such accounts, it will allow such a depositor to make a trustee-to-trustee transfer of the IRA funds to a trustee offering a self-directed IRA program with the agreement that such funds will be used to purchase the Holding Company's Common Stock in the Offerings. There will be no early withdrawal or IRS interest penalties for such transfers. The new trustee would hold the Common Stock in a self-directed account in the same manner as the Bank now holds the depositor's IRA funds. An annual administrative fee may be payable to the new trustee. Depositors interested in using funds in a Bank IRA to purchase Common Stock should contact the Conversion Center at the Bank so that the necessary forms may be forwarded for execution and returned prior to the Expiration Date. In addition, the provisions of ERISA and IRS regulations require that officers, directors and 10% shareholders who use self-directed IRA funds to purchase shares of Common Stock in the Subscription Offering make such purchases for the exclusive benefit of IRAs.

      Certificates representing shares of Common Stock purchased, and any refund due, will be mailed to purchasers at such address as may be specified in properly completed Order Forms or to the last address of such persons appearing on the records of the Bank as soon as practicable following consummation of the sale of all shares of Common Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law. Until certificates for the Common Stock are available and delivered to purchasers, purchasers may not be able to sell the shares of Common Stock which they purchased, even though trading of the Common Stock may have commenced.

STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED

     Federal regulations require that the aggregate purchase price of the securities sold in connection with the Conversion be based upon an estimated pro forma value of the Holding Company and the Bank as converted (i.e., taking into
                                                              ----
account the expected receipt of proceeds from the sale of securities in the Conversion), as determined by an independent appraisal. The Bank and the Holding Company have retained RP Financial to prepare an appraisal of the pro forma market value of the Holding Company and the Bank as converted, as well as a business plan. RP Financial will receive a fee expected to total approximately $25,000 for its appraisal services and preparation of a business plan, plus reasonable out-of-pocket expenses incurred in connection with the appraisal. The Bank has agreed to indemnify RP Financial under certain circumstances against liabilities and expenses (including legal fees) arising out of, related to, or based upon the Conversion.

     RP Financial has prepared an appraisal of the estimated pro forma market value of the Holding Company and the Bank as converted taking into account the formation of the Holding Company as the holding company for the Bank. For its analysis, RP Financial undertook substantial investigations to learn about the Bank's business and operations. Management supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, RP Financial reviewed the Bank's Form AC Application for Approval of Conversion and the Holding Company's Form SB-2 Registration Statement. Furthermore, RP Financial visited the Bank's facilities and had discussions with the Bank's management and its special conversion legal counsel, Breyer & Aguggia. No detailed individual analysis of the separate components of the Holding Company's or the Bank's assets and liabilities was performed in connection with the evaluation.

     In estimating the pro forma market value of the Holding Company and the Bank as converted, as required by applicable regulatory guidelines, RP Financial's analysis utilized three selected valuation procedures, the Price/Book ("P/B") method, the Price/Earnings ("P/E") method, and Price/Assets ("P/A")
method, all of which are described in its report. RP Financial placed the greatest emphasis on the P/E and P/B methods in estimating pro forma market value. In applying these procedures, RP Financial reviewed, among other factors, the economic make-up of the Bank's primary market area, the Bank's financial performance and condition in relation to publicly-traded institutions that RP Financial deemed comparable to the Bank, the specific terms of the offering of the Holding Company's Common Stock, the pro forma impact of the additional capital raised in the Conversion, conditions of securities markets in general, and the market for thrift institution common stock in particular. RP Financial's analysis provides an approximation of the pro forma market value of the Holding Company and the Bank as converted based on the valuation methods applied and the assumptions outlined in its report. Included in its report were certain assumptions as to the pro forma earnings of the Holding Company after the Conversion that were utilized in determining the appraised value. These assumptions included expenses as described under "PRO FORMA DATA," an assumed after-tax rate of return on the net Conversion proceeds of 3.96%, purchases by the ESOP of 8% of the stock sold in the Conversion and purchases in the open market by the MRP of a number of shares equal to 4% of the stock sold in the Conversion at the Purchase Price. See "PRO FORMA DATA" for additional information concerning these assumptions. The use of different assumptions may yield somewhat different results.

     On the basis of the foregoing, RP Financial has advised the Holding Company and the Bank that, in its opinion, as of February 28, 1997, the aggregate estimated pro forma market value of the Holding Company and the Bank as converted and, therefore, the Common Stock was within the valuation range of $12,750,000 to $17,250,000 with a midpoint of $15,000,000. After reviewing the methodology and the assumptions used by RP Financial in the preparation of the appraisal, the Board of Directors established the Estimated Valuation Range, which is equal to the valuation range of $12,750,000 to $17,250,000 with a midpoint of $15,000,000. In determining the reasonableness and adequacy of the appraisal, consistent with OTS regulations and policies, the Board of Directors reviewed the methodology and reasonableness of the assumptions utilized by RP Financial in the preparation of the appraisal. Assuming that the shares are sold at $10.00 per share in the Conversion, the estimated number of shares would be between 1,275,000 and 1,725,000 with a midpoint of 1,500,000. The Purchase Price of $10.00 was determined by discussion among the Boards of Directors of the Bank and the Holding Company and Sandler O'Neill, taking into account, among other factors (i) the requirement under OTS regulations that the Common Stock be offered in a manner that will achieve the widest distribution of the stock and
(ii) desired liquidity in the Common Stock subsequent to the Conversion. Since the outcome of the Offerings relate in large measure to market conditions at the time of sale, it is not possible to determine the exact number of shares that will be issued by the Holding Company at this time. The Estimated Valuation Range may be amended, with the approval of the OTS, if necessitated by developments following the date of such appraisal in, among other things, market conditions, the financial condition or operating results of the Bank, regulatory guidelines or national or local economic conditions.

     RP Financial's appraisal report is filed as an exhibit to the Registration Statement. See "ADDITIONAL INFORMATION."

     If, upon completion of the Subscription Offering, at least the minimum number of shares are subscribed for, RP Financial, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of the pro forma market value of the Holding Company and the Bank as converted, as of the close of the Subscription Offering.

     No sale of the shares will take place unless prior thereto RP Financial confirms to the OTS that, to the best of RP Financial's knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price on an aggregate basis was incompatible with its estimate of the total pro forma market value of the Holding Company and the Bank as converted at the time of the sale. If, however, the facts do not justify such a statement, the Offerings or other sale may be canceled, a new Estimated Valuation Range and price per share set and new Subscription, Direct Community and Syndicated Community Offerings held. Under such circumstances, subscribers would have the right to modify or rescind their subscriptions and to have their subscription funds returned promptly with interest and holds on funds authorized for withdrawal from deposit accounts would be released or reduced.

     Depending upon market and financial conditions, the number of shares issued may be more or less than the range in number of shares shown above. In the event the total amount of shares issued is less than 1,275,000 or more than 1,983,750 (15% above the maximum of the Estimated Valuation Range), for aggregate gross proceeds of less than $12,750,000 or more than $19,837,500, subscription funds will be returned promptly with interest to each subscriber unless he indicates otherwise. In the event a new valuation range is established by RP Financial, such new range will be subject to approval by the OTS.

     If purchasers cannot be found for an insignificant residue of unsubscribed shares from the general public, other purchase arrangements will be made by the Boards of Directors of the Bank and the Holding Company, if possible. Such other purchase arrangements will be subject to the approval of the OTS and may provide for purchases for investment purposes by directors, officers, their associates and other persons in excess of the limitations provided in the Plan of Conversion and in excess of the proposed director purchases set forth herein, although no such purchases are currently intended. If such other purchase arrangements cannot be made, the Plan will terminate.

     In formulating its appraisal, RP Financial relied upon the truthfulness, accuracy and completeness of all documents the Bank furnished it. RP Financial also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While RP Financial believes this information to be reliable, RP Financial does not guarantee the accuracy or completeness of such information and did not independently verify the financial statements and other data provided by the Bank and the Holding Company or independently value the assets or liabilities of the Holding Company and the Bank. THE APPRAISAL BY RP FINANCIAL IS NOT INTENDED TO BE, AND MUST NOT BE INTERPRETED AS, A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF VOTING TO APPROVE THE CONVERSION OR OF PURCHASING SHARES OF COMMON STOCK. MOREOVER, BECAUSE THE APPRAISAL IS NECESSARILY BASED ON MANY FACTORS WHICH CHANGE FROM TIME TO TIME, THERE IS NO ASSURANCE THAT PERSONS WHO PURCHASE SUCH SHARES IN THE CONVERSION WILL LATER BE ABLE TO SELL SHARES THEREAFTER AT PRICES AT OR ABOVE THE PURCHASE PRICE.

RESTRICTIONS ON REPURCHASE OF STOCK

     Upon consummation of the Conversion, the Board of Directors of the Holding Company will have the authority to adopt stock repurchase plans, subject to statutory and regulatory requirements, including the OTS regulations applicable for three years from the date of consummation of the Conversion. Pursuant to OTS regulations, OTS-regulated savings associations (and their holding companies) may not for a period of three years from the date of an institution's mutual-to-stock conversion repurchase any of its common stock from any person, except in the event of: (i) an offer made to all of its stockholders to repurchase the common stock on a pro rata basis, approved by the OTS; or (ii) the repurchase of qualifying shares of a director; or (iii) a purchase in the open market by a tax-qualified or non-tax-qualified employee stock benefit plan in an amount reasonable and appropriate to fund the plan. Furthermore, repurchases are prohibited if the effect thereof would cause the association's regulatory capital to be reduced below (a) the amount required for the liquidation account or (b) the regulatory capital requirements imposed by the OTS. Repurchases are generally prohibited during the first year following conversion. However, recent OTS policy has relaxed this restriction, particularly during the second six months after conversion. While an applicant needs to demonstrate the existence of "exceptional circumstances" during the first six months after conversion, the OTS has indicated that it would analyze repurchases during months six through 12 after conversion on a case-by-case basis. Upon ten days' written notice to the OTS, and if the OTS does not object, an institution may make open market repurchases of its outstanding common stock during years two and three following the conversion, provided that
(x) no more than 5% of the outstanding common stock is to be purchased during any 12-month period, (y) the repurchases do not cause the association to become undercapitalized as defined under the OTS prompt corrective action regulations and (z) the repurchase would not adversely affect the financial condition of the association. No assurances, however, can be given that the OTS will approve a repurchase program under current policy or that such policy will not change or become more restrictive.

SHARES TO BE PURCHASED BY MANAGEMENT PURSUANT TO SUBSCRIPTION RIGHTS

  The following table sets forth certain information as to the approximate purchases of Common Stock by each director and executive officer of the Bank, including their associates, as defined by applicable regulations. No individual has entered into a binding agreement with respect to such intended purchases. Directors and officers of the Bank and their associates may not purchase in excess of 33% of the shares sold in the Conversion and, therefore, actual purchases could be more or less than indicated below. For purposes of the following table, it has been assumed that sufficient shares will be available to satisfy subscriptions in all categories. Directors, officers and employees will pay the same price for the shares for which they subscribe as the price that will be paid by all other subscribers.


                                                                             Percent of        Percent of
                                                                             Shares at         Shares at
                                                                             Minimum of        Maximum of
         Name and            Anticipated Number of    Anticipated Dollar     Estimated         Estimated
         Position             Shares Purchased(1)      Amount Purchased   Valuation Range   Valuation Range
--------------------------  ------------------------  ------------------  ----------------  ----------------

William J. Larson                          15,000             $  150,000             1.18%             0.87%
 Chairman
James N. Marker                             2,500                 25,000             0.20              0.14
 First Vice Chairman
Steve R. Cox                               10,000                100,000             0.78              0.58
 Second Vice Chairman
Robert S. Coleman, Sr.                     10,000                100,000             0.78              0.58
 Director
Dr. L. Glen Carlson                        15,000                150,000             1.18              0.87
 Director
F. Ron McMurray                             2,500                 25,000             0.20              0.14
 Director
W. Dean Jurgens                            12,000                120,000             0.94              0.70
 Director
Clyde E. Conklin                           25,000                250,000             1.96              1.45
 Chief Executive Officer
Larry K. Moxley                            25,000                250,000             1.96              1.45
 Chief Financial Officer
Terence A. Otte                             5,000                 50,000             0.39              0.29
 Vice President
Donn L. Durgan                              8,000                 80,000             0.63              0.46
 Vice President
Douglas R. Ax                              25,000                250,000             1.96              1.45
                                          -------             ----------            -----              ----
  Vice President

  Total                                   155,000             $1,550,000            12.16%             8.99%
                                          =======             ==========            =====              ====
-------------

(1) Excludes any shares awarded pursuant to the ESOP and MRP and options to acquire shares pursuant to the Stock Option Plan. For a description of the number of shares to be purchased by the ESOP and issued or reserved under the MRP and Stock Option Plan, see "MANAGEMENT OF THE BANK --Benefits -- Employee Stock Ownership Plan," "-- Benefits -- Stock Option Plan" and "-- Benefits --Management Recognition Plan."

RESTRICTIONS ON TRANSFERABILITY BY DIRECTORS AND OFFICERS AND NASD MEMBERS

     Shares of Common Stock purchased in the Offerings by directors and officers of the Holding Company may not be sold for a period of one year following consummation of the Conversion, except in the event of the death of the stockholder or in any exchange of the Common Stock in connection with a merger or acquisition of the Holding Company. Shares of Common Stock received by directors or officers through the ESOP or the MRP or upon exercise of options issued pursuant to the Stock Option Plan or purchased subsequent to the Conversion are not subject to this restriction. Accordingly, shares of Common Stock issued by the Holding Company to directors and officers shall bear a legend giving appropriate notice of the restriction, and, in addition, the Holding Company will give appropriate instructions to the transfer agent for the Holding Company's Common Stock with respect to the restriction on transfers.
Any shares issued to directors and officers as a stock dividend, stock split or otherwise with respect to restricted Common Stock shall be subject to the same restrictions.

     Purchases of outstanding shares of Common Stock of the Holding Company by directors, executive officers (or any person who was an executive officer or director of the Bank after adoption of the Plan of Conversion) and their associates during the three-year period following Conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the OTS. This restriction does not apply, however, to negotiated transactions involving more than 1% of the Holding Company's outstanding Common Stock or to the purchase of stock pursuant to the Stock Option Plan.

     The Holding Company has filed with the SEC a registration statement under the Securities Act of 1933, as amended ("Securities Act") for the registration of the Common Stock to be issued pursuant to the Conversion. The registration under the Securities Act of shares of the Common Stock to be issued in the Conversion does not cover the resale of such shares. Shares of Common Stock purchased by persons who are not affiliates of the Holding Company may be resold without registration. Shares purchased by an affiliate of the Holding Company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the Holding Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Holding Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Holding Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Holding Company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

     In addition, under guidelines of the NASD, members of the NASD and their associates are subject to certain restrictions on the transfer of securities purchased in accordance with Subscription Rights and to certain reporting requirements upon purchase of such securities.

                              USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock offered hereby are estimated to range from $12.1 million to $16.6 million, or up to $19.1 million if the Estimated Valuation Range is increased by 15%. See "PRO FORMA DATA" for the assumptions used to arrive at such amounts. The Holding Company has received the approval of the OTS to purchase all of the capital stock of the Bank to be issued in the Conversion in exchange for 50% of the net proceeds of the Offerings. This will result in the Holding Company retaining approximately $6.1 million to $8.3 million of net proceeds, or up to $9.6 million if the Estimated Valuation Range is increased by 15%, and the Bank receiving an equal amount.

     Receipt of 50% of the net proceeds of the sale of the Common Stock will increase the Bank's capital and will support the expansion of the Bank's existing business activities. The Bank will use the funds contributed to it for general corporate purposes, including increased local lending, the establishment of its Clarkston, Washington office, the expansion of its community banking activities and possible future acquisitions of branches or banks. The Bank may also use a portion of the funds contributed to it to retire outstanding FHLB advances, depending on market conditions, the cost of other sources of funds and other factors. Pending deployment of funds, the Bank plans initially to invest the net proceeds in short-term U.S. Government and agency securities. Shares of Common Stock may be purchased with funds on deposit at the Bank, which will reduce deposits by the amount of such purchases. As a result, the net amount of funds available to the Bank for investment following receipt of the Conversion proceeds will be reduced by the amount of deposit withdrawals used to fund stock purchases.

     In connection with the Conversion and the establishment of the ESOP, the Holding Company intends to loan the ESOP the amount necessary to purchase 8% of the shares of Common Stock sold in the Conversion. The Holding Company's loan to fund the ESOP may range from $1,020,000 to $1,380,000 based on the sale to the ESOP of 102,000 shares (at the minimum of the Estimated Valuation Range) and 138,000 shares (at the maximum of the Estimated Valuation Range), respectively, at $10.00 per share. If 15% above the maximum of the Estimated Valuation Range, or 1,983,750 shares, are sold in the Conversion, the Holding Company's loan to the ESOP would be approximately $1,587,000. It is anticipated that the ESOP loan will have a seven-year term with interest payable at the prime rate as published in The Wall Street Journal on the closing date of the Conversion. The loan will be repaid principally from the Bank's contributions to the ESOP and from any dividends paid on shares of Common Stock held by the ESOP.

     The remaining proceeds retained by the Holding Company initially will be invested in short-term U.S. Government and agency securities. Such proceeds will be available for additional contributions to the Bank in the form of debt or equity, to support future diversification or acquisition activities, as a source of dividends to the stockholders of the Holding Company and for future repurchases of Common Stock to the extent permitted under Delaware law and federal regulations. Currently, there are no specific plans, arrangements, agreements or understandings, written or oral, regarding any diversification activities.

     Following consummation of the Conversion, the Board of Directors will have the authority to adopt plans for repurchases of Common Stock or other returns of capital to stockholders, subject to statutory and regulatory requirements.
Since the Holding Company has not yet issued stock, there currently is insufficient information upon which an intention to repurchase stock could be based. The facts and circumstances upon which the Board of Directors may determine to repurchase stock in the future may include but are not limited to:
(i) market and economic factors, such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and the ability to improve the Holding Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Holding Company and its stockholders. Any stock repurchases or return of capital will be subject to a determination by the Board of Directors that both the Holding Company and the Bank will be capitalized in excess of all applicable regulatory requirements after any such repurchases or return of capital and that capital will be adequate, taking into account, among other things, the level of nonperforming and classified assets, the Holding Company's and the Bank's current and projected results of operations and asset/liability structure, the economic environment and tax and other regulatory considerations. See "THE CONVERSION -- Restrictions on Repurchase of Stock."

                       MANAGEMENT OF THE HOLDING COMPANY

     The Board of Directors of the Holding Company consists of seven persons divided into three classes, each of which contains approximately one third of the Board. The Directors shall be elected by the stockholders of the Holding Company for staggered three-year terms, or until their successors are elected and qualified. One class of Directors, consisting of Messrs. William J. Larson and Larry K. Moxley, has a term of office expiring at the first annual meeting of stockholders, a second class, consisting of Messrs. James N. Marker and Robert S. Coleman, Sr., has a term of office expiring at the second annual meeting of stockholders, and a third class, consisting of Messrs. W. Dean Jurgens, Steve R. Cox and Clyde E. Conklin, has a term of office expiring at the third annual meeting of stockholders. The executive officers of the Holding Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors.

     The following individuals hold the offices set forth opposite their names below.

    Name               Position held with Holding Company
    ----               ----------------------------------

  Clyde E. Conklin          President and Chief Executive Officer
  Larry K. Moxley           Chief Financial Officer, First Vice President
                            and Corporate Secretary
  Cynthia M. Moore          Controller and Assistant Corporate Secretary

  Since the formation of the Holding Company, none of the executive officers, directors or other personnel has received remuneration from the Holding Company. Information concerning the principal occupations, employment and compensation of the directors and executive officers of the Holding Company during the past five years is set forth under "MANAGEMENT OF THE BANK -- Biographical Information."

                             MANAGEMENT OF THE BANK

DIRECTORS AND EXECUTIVE OFFICERS

  The Board of Directors of the Bank is presently composed of seven members who are elected for terms of three years, approximately one third of whom are elected annually in accordance with the Bylaws of the Bank. The Board of Directors of the Bank following the Stock Conversion will be composed of nine members and will include all of the current Directors of the Bank plus Messrs. Conklin and Moxley. The executive officers of the Bank are elected annually by the Board of Directors and serve at the Board's discretion. The following table sets forth information with respect to the Directors and executive officers of the Bank.

                                   DIRECTORS

                                                                           Current
                                                                Director    Term
                                                               ----------  -------
Name                     Age (1)  Position with Bank             Since     Expires
----                     -------  ------------------           ----------  -------

William J. Larson            66   Chairman                           1973     1998
James N. Marker              60   First Vice Chairman                1974     1999
Steve R. Cox                 50   Second Vice Chairman               1986     2000
Robert S. Coleman, Sr.       69   Director                           1978     1999
Dr. L. Glen Carlson          73   Director                           1977     1998
F. Ron McMurray              56   Director                           1986     1999
W. Dean Jurgens              64   Director                           1969     2000

 EXECUTIVE OFFICERS

Name                      Age (1)  Position with Bank
----                      ------   ------------------

Clyde E. Conklin              45   Chief Executive Officer
Larry K. Moxley               46   Chief Financial Officer and Secretary/Treasurer
Terence A. Otte               40   Vice President, Agricultural and
                                   Consumer Lending
Donn L. Durgan                42   Vice President, Residential Lending
Douglas R. Ax                 41   Vice President, Commercial Lending



---------------------
(1)  As of December 31, 1995.

BIOGRAPHICAL INFORMATION

     Set forth below is certain information regarding the Directors and executive officers of the Bank. Unless otherwise stated, each Director and executive officer has held his or her current occupation for the last five years.

     William J. Larson is a partner in the Quality Inn and Convention Center in Clarkston, Washington and other various real estate development projects. Prior to 1993, he was a partner in Houser & Son, Inc., a livestock and farming operation.

     James N. Marker is general manager and part owner of Idaho Truck Sales Co., Inc., a heavy duty truck dealership.

     Steve R. Cox is the president and shareholder of Randall, Blake & Cox, P.A., a law firm in Lewiston, Idaho, and is a non-practicing certified public accountant.

     Robert S. Coleman, Sr., a retired businessman, is the former President and co-owner of Coleman Oil, Co., a petroleum distributor.

     Dr. L. Glen Carlson, a native of the area, is a retired dentist. He developed the Brydon Canyon Center, a complex of medical and dental offices. Dr. Carlson is trustee of family owned farm land at Nez Perce, Idaho.

     F. Ron McMurray has been the manager of Inland 465, a warehouse distribution center, since 1994. From 1990 to 1994, Mr. McMurray was the manager of the Port of Lewiston, a municipal corporation. Prior to that time, Mr. McMurray was the owner and operator of Fairley's Flowers, a flower and gift store.

     W. Dean Jurgens is the President and part owner of Jurgens & Co., P.A., certified public accountants.

     Clyde E. Conklin, who joined the Bank in 1987, has served as the Chief Executive Officer of the Bank since February 1996. From September 1994 to February 1996, Mr. Conklin served as Senior Vice President - Lending. In 1993, Mr. Conklin became Vice President - Lending. Prior to that time, Mr. Conklin served as Agricultural Lending Manager.

     Larry K. Moxley, who joined the Bank in 1973, currently serves as Chief Financial Officer of the Bank, which position he has held since February 1996. Mr. Moxley served as Senior Vice President -Finance from 1993 to February 1996 and as Vice President - Finance from 1984 to 1993.

     Terence A. Otte joined the Bank in June 1989 as an Agricultural Loan Officer. From 1991 to 1994, he served as manager of the Bank's Moscow, Idaho branch. In 1994 he became Vice President-

Lending and Agricultural Lending Manager and in 1996 became Vice President, Agricultural and Consumer Lending and Compliance Officer.

     Donn L. Durgan, who joined the Bank in February 1996, currently serves as Vice President, Residential Lending. Prior to that time, Mr. Durgan was employed by First Security Bank for 11 years in various positions in commercial and residential real estate lending.

     Douglas R. Ax, who joined the Bank in January 1997, currently serves as Vice President, Commercial Lending. Prior to that time, Mr. Ax was employed by, West One Bank (which became U.S. Bank) for over nine years in various positions in commercial lending, most recently as a Vice President and Commercial Loan Officer.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following tables set forth certain information concerning the consolidated financial position and results of operations of the Bank and its subsidiaries at the dates and for the periods indicated. This information is qualified in its entirety by reference to the detailed information contained in the Consolidated Financial Statements and Notes thereto presented in the Prospectus.

                                                              At March 31,
                                            -----------------------------------------------         At
                                             1992     1993      1994       1995      1996    December 31, 1996
                                            -------  -------  ---------  --------  --------  ------------------
                                                                (In Thousands)                  (unaudited)
FINANCIAL CONDITION DATA:
Total assets..............................  $95,951  $96,816  $102,223   $104,121  $129,832     $  133,046
Loans receivable, net.....................   60,711   77,574    76,217     82,777    93,817        111,085
Cash and cash equivalents.................    9,042    3,988    12,754      4,172    13,581          5,765
Investment securities available for sale..    1,353    1,414     1,335      1,289     1,328             --
Investment securities held to maturity....    3,236    2,692     4,110      6,732    10,545          5,189
Mortgage-backed securities
  held to maturity........................    6,776    5,013     3,446      2,840     2,488          2,343
Deposits..................................   86,941   83,182    91,858     88,787   115,324        105,349
Borrowings................................      544    4,044        --      4,000     2,304         15,060
Total equity..............................    6,634    7,807     8,797      9,504    10,356         10,818


                                                                                                 Nine Months
                                                     Year Ended March 31,                    Ended December 31,
                                            -----------------------------------------------  ------------------
                                               1992     1993      1994       1995      1996       1995     1996
                                            -------  -------  --------   --------  --------     ------   ------
                                                              (In Thousands)                     (unaudited)
SELECTED OPERATING DATA:
Interest income...........................  $ 7,726  $ 7,335  $  7,418   $  7,658  $  9,552     $7,025   $7,640
Interest expense..........................    5,104    3,928     3,625      3,596     5,158      3,672    4,014
                                            -------  -------  --------   --------  --------     ------   ------
Net interest income.......................    2,622    3,407     3,793      4,062     4,394      3,353    3,626
Provision for loan losses.................       82      267        79         27       150         78      194
                                            -------  -------  --------   --------  --------     ------   ------
Net interest income
  after provision for loan losses.........    2,540    3,140     3,714      4,035     4,244      3,275    3,432
Non-interest income.......................    1,085    2,307     3,054      1,891     2,212      1,661    1,815
Non-interest expense......................    2,672    3,558     4,624      4,721     5,493      3,709    4,674
                                            -------  -------  --------   --------  --------     ------   ------
Income before income taxes................      953    1,889     2,144      1,205       963      1,227      573
Income taxes..............................      361      797       963        452       375        428      150
                                            -------  -------  --------   --------  --------     ------   ------
Income before cumulative effect
  of accounting change....................      592    1,092     1,181        753       588        799      423
Cumulative effect of
  accounting change(1)....................       --       --      (116)        --        --         --       --
                                            -------  -------  --------   --------  --------     ------   ------
Net income................................  $   592  $ 1,092  $  1,065   $    753  $    588     $  799   $  423
                                            =======  =======  ========   ========  ========     ======   ======

-------------
(1) Reflects adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                                                                At March 31,
                                              --------------------------------------------------          At
                                               1992     1993         1994        1995     1996     December 31, 1996
                                              -------  -------  --------------  -------  -------  --------------------
OTHER DATA:
Number of
  Real estate loans outstanding.............   1,423    1,581           1,440    1,425    1,456                 1,470
  Deposit accounts..........................  15,379   15,205          15,730   16,303   18,206                18,099
  Full-service offices......................       4        4               5        5        5                     5


                                                                                                    At or For the
                                                                At or For the                        Nine Months
                                                             Year Ended March 31,                 Ended December 31,
                                              -------------------------------------------------   -------------------
                                                1992     1993            1994     1995     1996        1995      1996
                                              ------   ------          ------   ------   ------      ------    ------

KEY OPERATING RATIOS:
Performance Ratios(1)
 Return on average assets (2)...............    0.64%    1.15%           1.05%    0.74%    0.50%       0.71%     0.33%
 Return on average equity (3)...............    9.40    15.28           12.48     8.19     5.81        8.03      3.94
 Average total equity to
   average assets (4).......................    6.85     7.51            8.43     9.03     8.55        8.85      8.32
 Total equity to total assets
   at end of period.........................    6.91     8.06            8.61     9.13     7.98        7.78      8.12
 Interest rate spread (5)...................    2.72     3.64            3.61     3.87     3.61        3.88      3.68
 Net interest margin (6)....................    2.97     3.80            3.88     4.15     3.89        4.17      3.93
 Average interest-earning assets
   to average interest-bearing liabilities..  104.30   103.54          107.27   107.44   106.09      106.46    105.67
 Non-interest expense as a
   percent of average total assets..........    2.91     3.74            4.57     4.64     4.64        4.40      4.82
 Efficiency ratio (7).......................   72.08    62.27           67.53    79.30    83.15       73.97     85.90

Equity Ratios:
 Core capital...............................    6.91     8.06            8.61     9.13     7.98        7.78      8.12
 Tangible capital...........................    6.91     8.06            8.61     9.13     7.98        7.78      8.12
 Risk-based capital.........................   11.64    14.02           15.42    15.66    14.14       14.04     13.27

Asset Quality Ratios:
 Nonaccrual and 90 days or more
   past due loans as a percent of
   loans receivable, net....................    3.02     0.99            0.28     0.64     0.74        0.68      0.91
 Nonperforming assets as a
   percent of total assets..................    4.41     0.95            0.21     0.51     0.59        0.55      0.90
 Allowance for loan losses as a
   percent of total loans receivable........    0.48     0.56            0.66     0.62     0.70        0.63      0.74
 Allowance for loan losses as a
   percent of nonperforming loans...........    7.08    49.84          252.38   104.32    91.28       85.62     73.21
 Net charge-offs to average
   outstanding loans........................    0.02     0.15            0.01     0.00     0.00        0.00      0.01

------------------
(1)  Ratios for the nine-month periods are annualized.
(2)  Net earnings divided by average total assets.

(3)  Net earnings divided by average equity.
(4)  Average total  equity divided by average total assets.
(5) Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.
(6)  Net interest income as a percentage of average interest-earning assets.
(7) Represents the ratio of non-interest expenses divided by the sum of net interest income and non-interest income.

                                 PRO FORMA DATA

     Under the Plan of Conversion, the Common Stock must be sold at an aggregate price equal to the estimated pro forma market value of the Holding Company and the Bank as converted, based upon an independent valuation. The Estimated Valuation Range as of February 28, 1997 is from a minimum of $12,750,000 to a maximum of $17,250,000 with a midpoint of $15,000,000 or, at a price per share of $10.00, a minimum number of shares of 1,275,000, a maximum number of shares of 1,725,000 and a midpoint number of shares of 1,500,000. The actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed. However, net proceeds set forth on the following table are based upon the following assumptions: (i) Sandler O'Neill will receive a fee equal to 1.5% of the aggregate Purchase Price of shares sold in the Subscription and Direct Community Offering, excluding shares purchased by directors, officers, employees and any immediate family member thereof, and the ESOP, subject to a maximum fee equal to 1.5% of the aggregate gross proceeds at the midpoint of the Estimated Valuation Range; (ii) all of the Common Stock will be sold in the Subscription and Direct Community Offerings; and (iii) Conversion expenses, excluding the fees paid to Sandler O'Neill, will total approximately $472,000. Actual expenses may vary from those estimated.

     The pro forma consolidated net income of the Bank for the year ended March 31, 1996 and the nine months ended December 31, 1996 has been calculated as if the Conversion had been consummated at the beginning of each such period and the estimated net proceeds received by the Holding Company and the Bank had been invested at 5.68% at the beginning of each period, which represents the one year U.S. Treasury Bill yield as of December 31, 1996. While OTS regulations provide for the use of a yield representing the arthimetic average of the weighted average yield earned by the Bank on its interest-earning assets and the rates paid on its deposits, the Holding Company believes that the U.S. Treasury Bill represents a more realistic yield on the Bank's investments. As discussed under "USE OF PROCEEDS," the Holding Company expects to retain 50% of the net proceeds of the Offerings from which it will fund the ESOP loan. A pro forma after-tax return of 3.52% is used for both the Holding Company and the Bank for the year ended March 31, 1996 and the nine months ended December 31, 1996, after giving effect to an incremental combined federal and state tax rate of 38%. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of Common Stock indicated in the footnotes to the table. Per share amounts have been computed as if the Common Stock had been outstanding at the beginning of the period or at the dates indicated, but without any adjustment of per share historical or pro forma stockholders' equity to reflect the earnings on the estimated net proceeds.

     The following tables summarize the historical net income and retained earnings of the Bank and the pro forma consolidated net income and stockholders' equity of the Holding Company for the periods and at the dates indicated, based on the minimum, midpoint and maximum of the Estimated Valuation Range and based on a 15% increase in the maximum of the Estimated Valuation Range. No effect has been given to: (i) the shares to be reserved for issuance under the Holding Company's Stock Option Plan, which is expected to be voted upon by stockholders at a meeting to be held no earlier than six months following consummation of the Conversion; (ii) withdrawals from deposit accounts for the purpose of purchasing Common Stock in the Conversion; (iii) the issuance of shares from authorized but unissued shares to the MRP, which is expected to be voted upon by stockholders at a meeting to be held no earlier than six months following consummation of the Conversion; or (iv) the establishment of a liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. See "THE CONVERSION --Stock Pricing and Number of Shares Issued." Shares of Common Stock may be purchased with funds on deposit at the Bank, which will reduce deposits by the amounts of such purchases. Accordingly, the net amount of funds available for investment will be reduced by the amount of deposit withdrawals used to fund stock purchases.

          THE FOLLOWING PRO FORMA INFORMATION MAY NOT BE REPRESENTATIVE OF THE FINANCIAL EFFECTS OF THE CONVERSION AT THE DATE ON WHICH THE CONVERSION ACTUALLY OCCURS AND SHOULD NOT BE TAKEN AS INDICATIVE OF FUTURE RESULTS OF OPERATIONS. STOCKHOLDERS' EQUITY REPRESENTS THE DIFFERENCE BETWEEN THE STATED AMOUNTS OF CONSOLIDATED ASSETS AND LIABILITIES OF THE HOLDING COMPANY COMPUTED IN ACCORDANCE WITH GAAP. STOCKHOLDERS' EQUITY HAS NOT BEEN INCREASED OR DECREASED TO REFLECT THE DIFFERENCE BETWEEN THE CARRYING VALUE OF LOANS AND OTHER ASSETS AND MARKET VALUE. STOCKHOLDERS' EQUITY IS NOT INTENDED TO REPRESENT FAIR MARKET VALUE NOR DOES IT REPRESENT AMOUNTS THAT WOULD BE AVAILABLE FOR DISTRIBUTION TO STOCKHOLDERS IN THE EVENT OF LIQUIDATION.

                                                                At or For the Year Ended March 31, 1996
                                                       ----------------------------------------------------------

                                                       Minimum of   Midpoint of   Maximum of   15% Above
                                                       Estimated    Estimated     Estimated    Maximum of
                                                       Valuation    Valuation     Valuation    Estimated
                                                       Range        Range         Range        Valuation Range(1)
                                                       -----------  ------------  -----------  ------------------
                                                       1,275,000    1,500,000     1,725,000    1,983,750
                                                       Shares       Shares        Shares       Shares
                                                       at $10.00    at $10.00     at $10.00    at $10.00
                                                       Per Share    Per Share     Per Share    Per Share
                                                       ----------   -----------   ----------   -----------------
                                                            (Dollars In Thousands, Except Per Share Amounts)

Gross proceeds.......................................  $   12,750    $   15,000   $   17,250      $   19,838
Less: estimated expenses.............................         625           656          687             697
                                                       ----------    ----------   ----------      ----------
Estimated net proceeds...............................      12,125        14,344       16,563          19,141
Less: Common Stock acquired by ESOP..................      (1,020)       (1,200)      (1,380)         (1,587)
Less: Common Stock to be acquired by MRP.............        (510)         (600)        (690)           (794)
                                                       ----------    ----------   ----------      ----------
  Net investable proceeds............................  $   10,595    $   12,544   $   14,493      $   16,760
                                                       ==========    ==========   ==========      ==========

Consolidated net income:
Historical...........................................  $      588    $      588   $      588      $      588
Pro forma income on net proceeds(2)..................         373           442          510             590
Pro forma ESOP adjustments(3)........................         (90)         (106)        (122)           (141)
Pro forma MRP adjustments(4).........................         (63)          (74)         (86)            (98)
                                                       ----------    ----------   ----------      ----------
 Pro forma net income................................  $      808    $      850   $      890      $      939
                                                       ==========    ==========   ==========      ==========
Consolidated net income per share (5)(6):
Historical...........................................  $     0.50    $     0.42   $     0.36      $     0.32
Pro forma income on net proceeds.....................        0.31          0.32         0.32            0.32
Pro forma ESOP adjustments(3)........................       (0.08)        (0.08)       (0.08)          (0.08)
Pro forma MRP adjustments(4).........................       (0.05)        (0.05)       (0.05)          (0.05)
                                                       ----------    ----------   ----------      ----------
 Pro forma net income per share......................  $     0.68    $     0.61   $     0.55      $     0.51
                                                       ==========    ==========   ==========      ==========

Consolidated stockholders' equity (book value):
Historical...........................................  $   10,356    $   10,356   $   10,356      $   10,356
Estimated net proceeds...............................      12,125        14,344       16,563          19,141
Less: Common Stock acquired by ESOP..................      (1,020)       (1,200)      (1,380)         (1,587)
Less: Common Stock to be acquired by MRP(4)..........        (510)         (600)        (690)           (794)
                                                       ----------    ----------   ----------      ----------
 Pro forma stockholders' equity(7)...................  $   20,951    $   22,900   $   24,849      $   27,116
                                                       ==========    ==========   ==========      ==========
Consolidated stockholders' equity per share(6)(8):
Historical(6)........................................  $     8.12    $     6.90   $     6.00      $     5.22
Estimated net proceeds...............................        9.51          9.57         9.61            9.65
Less: Common Stock acquired by ESOP..................       (0.80)        (0.80)       (0.80)          (0.80)
Less: Common Stock to be acquired by MRP(4)..........       (0.40)        (0.40)       (0.40)          (0.40)
                                                       ----------    ----------   ----------      ----------
 Pro forma stockholders' equity per share(9).........  $    16.43    $    15.27   $    14.41      $    13.67
                                                       ==========    ==========   ==========      ==========

Purchase Price as a multiple of pro forma
net income per share.................................      14.71x        16.39x       18.18x          19.61x
Purchase Price as a percentage of pro forma
stockholders' equity per share.......................       60.86%        65.48%      69.40%          73.15%

                             (footnotes on page 37)


                                                          At or For the Nine Months Ended December 31, 1996
                                                       ---------------------------------------------------------

                                                       Minimum of   Midpoint of   Maximum of   15% Above
                                                       Estimated    Estimated     Estimated    Maximum of
                                                       Valuation    Valuation     Valuation    Estimated
                                                       Range        Range         Range        Valuation Range(1)
                                                       -----------  ------------  -----------  ------------------
                                                       1,275,000    1,500,000     1,725,000    1,983,750
                                                       Shares       Shares        Shares       Shares
                                                       at $10.00    at $10.00     at $10.00    at $10.00
                                                       Per Share    Per Share     Per Share    Per Share
                                                       ----------   -----------   ----------   -----------------
   (Dollars In Thousands, Except Per Share Amounts)

Gross proceeds.......................................  $   12,750    $   15,000   $   17,250      $   19,838
Less: estimated expenses.............................         625           656          687             697
                                                       ----------    ----------   ----------      ----------
Estimated net proceeds...............................      12,125        14,344       16,563          19,141
Less: Common Stock acquired by ESOP..................      (1,020)       (1,200)      (1,380)         (1,587)
Less: Common Stock to be acquired by MRP.............        (510)         (600)        (690)           (794)
                                                       ----------    ----------   ----------      ----------
  Net investable proceeds............................  $   10,595    $   12,544   $   14,493      $   16,760
                                                       ==========    ==========   ==========      ==========

Consolidated net income:
Historical...........................................  $      423    $      423   $      423      $      423
Pro forma income on net proceeds(2)..................         280           331          383             443
Pro forma ESOP adjustments(3)........................         (68)          (80)         (92)           (105)
Pro forma MRP adjustments(4).........................         (47)          (56)         (64)            (74)
                                                       ----------    ----------   ----------      ----------
 Pro forma net income................................  $      588    $      618   $      650      $      687
                                                       ==========    ==========   ==========      ==========
Consolidated net income per share (5)(6):
Historical...........................................  $     0.36    $     0.30   $     0.26      $     0.23
Pro forma income on net proceeds.....................        0.23          0.24         0.24            0.24
Pro forma ESOP adjustments(3)........................       (0.06)        (0.06)       (0.06)          (0.06)
Pro forma MRP adjustments(4).........................       (0.04)        (0.04)       (0.04)          (0.04)
                                                       ----------    ----------   ----------      ----------
 Pro forma net income per share......................  $     0.49    $     0.44   $     0.40      $     0.37
                                                       ==========    ==========   ==========      ==========

Consolidated stockholders' equity (book value):
Historical...........................................  $   10,818    $   10,818   $   10,818      $   10,818
Estimated net proceeds...............................      12,125        14,344       16,563          19,141
Less: Common Stock acquired by ESOP..................      (1,020)       (1,200)      (1,380)         (1,587)
Less: Common Stock to be acquired by MRP(4)..........        (510)         (600)        (690)           (794)
                                                       ----------    ----------   ----------      ----------
 Pro forma stockholders' equity(7)...................  $   21,413    $   23,362   $   25,311      $   27,578
                                                       ==========    ==========   ==========      ==========
Consolidated stockholders' equity per share(6)(8):
Historical(6)........................................  $     8.48    $     7.21   $     6.27      $     5.45
Estimated net proceeds...............................        9.51          9.56         9.60            9.65
Less: Common Stock acquired by ESOP..................       (0.80)        (0.80)       (0.80)          (0.80)
Less: Common Stock to be acquired by MRP(4)..........       (0.40)        (0.40)       (0.40)          (0.40)
                                                       ----------    ----------   ----------      ----------
 Pro forma stockholders' equity per share(9).........  $    16.79    $    15.57   $    14.65      $    13.90
                                                       ==========    ==========   ==========      ==========

Purchase Price as a multiple of pro forma
net income per share(10).............................      16.39x        18.18x       20.00x          21.74x
Purchase Price as a percentage of pro forma
stockholders' equity per share.......................      59.56%        64.23%       68.26%          71.94%

                         (footnotes on following page)

___________________
(1) Gives effect to the sale of an additional 258,750 shares in the Conversion, which may be issued to cover an increase in the pro forma market value of the Holding Company and the Bank as converted, without the resolicitation of subscribers or any right of cancellation. The issuance of such additional shares will be conditioned on a determination of the independent appraiser that such issuance is compatible with its determination of the estimated pro forma market value of the Holding Company and the Bank as converted. See "THE CONVERSION -- Stock Pricing and Number of Shares to be Issued."
(2) No effect has been given to withdrawals from savings accounts for the purpose of purchasing Common Stock in the Conversion.
(3) It is assumed that 8% of the shares of Common Stock offered in the Conversion will be purchased by the ESOP. The funds used to acquire such shares will be borrowed by the ESOP (at an interest rate equal to the prime rate as published in The Wall Street Journal on the closing date of the Conversion, which rate is currently _____%) from the net proceeds from the Offerings retained by the Holding Company. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. The Bank intends to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt. As the debt is paid down, stockholders' equity will be increased.
    The Bank's payment of the ESOP debt is based upon equal installments of principal over a seven-year period, assuming a combined federal and state tax rate of 38%. Shares purchased by the ESOP with the proceeds of the loan will be held in a suspense account and released on a pro rata basis as the loan is repaid. Interest income earned by the Holding Company on the ESOP debt offsets the interest paid by the Bank on the ESOP loan. No reinvestment is assumed on proceeds contributed to fund the ESOP. The ESOP expense reflects adoption of Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans," which will require recognition of expense based upon shares committed to be released and the exclusion of unallocated shares from earnings per share computations. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share Purchase Price.
(4) Gives effect to the MRP expected to be adopted by the Holding Company following the Conversion. If the MRP is approved by stockholders, the MRP intends to acquire an amount of Common Stock equal to 4% of the shares of Common Stock issued in the Conversion either through open market purchases or from authorized but unissued shares of Common Stock. In calculating the pro forma effect of the MRP, it is assumed that the required stockholder approval has been received, that the shares were acquired by the MRP at the beginning of the period presented in open market purchases at the Purchase Price and that 20% of the amount contributed was an amortized expense during such period. The issuance of authorized but unissued shares of the Common Stock instead of open market purchases would dilute the voting and ownership interests of existing stockholders by approximately 3.85% and pro forma net income per share would be $0.65, $0.58, $0.53 and $0.47 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, for the year ended March 31, 1996, and $16.14, $14.97, $14.11 and $12.87 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, for the nine months ended December 31, 1996, and pro forma stockholders' equity per share would be $15.80, $14.67, $13.85 and $12.66 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, at March 31, 1996 and $16.14, $14.97, $14.11 and $12.87 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, for the nine months ended December 31, 1996. Shares issued under the MRP vest over a five-year period at 20% per year and, for purposes of this table, compensation expense is recognized on a straight-line basis over each vesting period. In the event the fair market value per share is greater than $10.00 per share on the date of stockholder approval of the MRP, total MRP expense would increase. No effect has been given to the shares reserved for issuance under the proposed Stock Option Plan. If stockholders approve the Stock Option Plan following the Conversion, the Holding Company will have reserved for issuance under the Stock Option Plan authorized but unissued shares of Common Stock representing an amount of shares equal to 10% of the shares sold in the Conversion. If all of the options were to be exercised utilizing these authorized but unissued shares rather than treasury shares which could be acquired, the voting and ownership interests of existing stockholders would be diluted by approximately 9.1%.
(5) Per share amounts are based upon shares outstanding of 1,187,571, 1,397,143, 1,606,714 and 1,847,721 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, for the year ended March 31, 1996 and 1,192,429, 1,402,857, 1,613,286 and 1,855,279 at the
    minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, for the nine months ended December 31, 1996, which includes the shares of Common Stock sold in the Conversion less the number of shares assumed to be held by the ESOP not committed to be released within the first year following the Conversion.
(6) Historical per share amounts have been computed as if the shares of Common Stock expected to be issued in the Conversion had been outstanding at the beginning of the period or on the date shown, but without any adjustment of historical net income or historical retained earnings to reflect the investment of the estimated net proceeds of the sale of shares in the Conversion, the additional ESOP expense or the proposed MRP expense, as described above.
(7) "Book value" represents the difference between the stated amounts of the Bank's assets and liabilities. The amounts shown do not reflect the liquidation account which will be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in the Conversion, or the federal income tax consequences of the restoration to income of the Bank's special bad debt reserves for income tax purposes which would be required in the unlikely event of liquidation. See "THE CONVERSION -- Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank." The amounts shown for book value do not represent fair market values or amounts distributable to stockholders in the unlikely event of liquidation.
(8) Per share amounts are based upon shares outstanding of 1,257,000, 1,500,000, 1,725,000 and 1,983,750 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively.
(9) Does not represent possible future price appreciation or depreciation of the Common Stock.
(10)  Annualized.

                                 CAPITALIZATION

  The following table presents the historical capitalization of the Bank at December 31, 1996, and the pro forma consolidated capitalization of the Holding Company after giving effect to the assumptions set forth under "PRO FORMA DATA," based on the sale of the number of shares of Common Stock set forth below in the Conversion at the minimum, midpoint and maximum of the Estimated Valuation Range, and based on the sale of 1,983,750 shares (representing the shares that would be issued in the Conversion after giving effect to an additional 15% increase in the maximum valuation in the Estimated Valuation Range, subject to receipt of an updated appraisal confirming such valuation and OTS approval). A CHANGE IN THE NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION MAY MATERIALLY AFFECT PRO FORMA CONSOLIDATED CAPITALIZATION.

                                                                          Holding Company
                                                             Pro Forma Consolidated Capitalization
                                                                      Based Upon the Sale of
                                                     ------------------------------------------------------
                                                     1,275,000      1,500,000      1,725,000      1,983,750
                                                     Shares at      Shares at      Shares at      Shares at
                                         Bank        $10.00         $10.00         $10.00         $10.00
                                         Historical  Per Share(1)   Per Share(1)   Per Share(1)   Per Share(2)
                                         ----------  ----------     ----------     ----------     ----------
                                                                          (In Thousands)

Deposits(3)............................    $105,349  $  105,349     $  105,349     $  105,349     $  105,349
Advances from FHLB.....................      15,060      15,060         15,060         15,060         15,060
                                         ----------  ----------     ----------     ----------     ----------
Total deposits and advances from FHLB..    $120,409  $  120,409     $  120,409     $  120,409     $  120,409
                                         ==========  ==========     ==========     ==========     ==========

Stockholders' equity:

   Preferred stock:
     500,000 shares, $.01
     par value per share,
     authorized; none issued
     or outstanding....................    $     --  $       --     $       --     $       --     $       --

   Common Stock:
     5,000,000 shares, $.01 par
     value per share, authorized;
     specified number of shares
     assumed to be issued and
     outstanding(4)....................          --          13             15             17             20

   Additional paid-in capital..........          --      12,112         14,329         16,546         19,121

   Retained earnings(5)................      10,818      10,818         10,818         10,818         10,818
   Less:
     Common Stock acquired
       by ESOP(6)......................          --      (1,020)        (1,200)        (1,380)        (1,587)
     Common Stock to be acquired
       by MRP(7).......................          --        (510)          (600)          (690)          (794)
                                         ----------  ----------     ----------     ----------     ----------
Total stockholders' equity.............    $ 10,818  $   21,413     $   23,362     $   25,311     $   27,578
                                         ==========  ==========     ==========     ==========     ==========

---------------
(1) Does not reflect the possible increase in the Estimated Valuation Range to reflect material changes in the financial condition or performance of the Bank or changes in market conditions or general financial and economic conditions, or the issuance of additional shares under the Stock Option Plan.
(2) This column represents the pro forma capitalization of the Holding Company in the event the aggregate number of shares of Common Stock issued in the Conversion is 15% above the maximum of the Estimated Valuation Range. See "PRO FORMA DATA" and Footnote 1 thereto.
(3) Withdrawals from deposit accounts for the purchase of Common Stock are not reflected. Such withdrawals will reduce pro forma deposits by the amounts thereof.
(4) The Bank's authorized capital will consist solely of 1,000 shares of common stock, par value $1.00 per share, 1,000 shares of which will be issued to the Holding Company, and 9,000 shares of preferred stock, no par value per share, none of which will be issued in connection with the Conversion.
(5) Retained earnings are substantially restricted by applicable regulatory capital requirements. Additionally, the Bank will be prohibited from paying any dividend that would reduce its regulatory capital below the amount in the liquidation account, which will be established for the benefit of the Bank's Eligible Account Holders and Supplemental Eligible Account Holders at the time of the Conversion and adjusted downward thereafter as such account holders reduce their balances or cease to be depositors. See "THE CONVERSION -- Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank -- Liquidation Account."
(6) Assumes that 8% of the Common Stock sold in the Conversion will be acquired by the ESOP in the Conversion with funds borrowed from the Holding Company. In accordance with generally accepted accounting principles ("GAAP"), the amount of Common Stock to be purchased by the ESOP represents unearned compensation and is, accordingly, reflected as a reduction of capital. As shares are released to ESOP participants' accounts, a corresponding reduction in the charge against capital will occur. Since the funds are borrowed from the Holding Company, the borrowing will be eliminated in consolidation and no liability will be reflected in the consolidated financial statements of the Holding Company.
(7) Assumes the purchase in the open market at the Purchase Price, pursuant to the proposed MRP, of a number of shares equal to 4% of the shares of Common Stock issued in the Conversion at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range. The issuance of an additional 4% of the shares of Common Stock for the MRP from authorized but unissued shares of Holding Company Common Stock would dilute the voting and ownership interest of stockholders by 3.85%. The shares are reflected as a reduction of stockholders' equity. See "PRO FORMA DATA." The MRP is subject to stockholder approval, which is expected to be sought at a meeting to be held no earlier than six months following consummation of the Conversion.

                            MARKET FOR COMMON STOCK

     The Holding Company has never issued capital stock and, consequently, there is no existing market for the Common Stock. Although the Holding Company has received conditional approval to list the

Common Stock on the Nasdaq National Market under the symbol "FBNW," there can be no assurance that the Holding Company will meet Nasdaq National Market listing requirements, which include a minimum market capitalization, at least two market makers and a minimum number of record holders. Although under no obligation to do so, Sandler O'Neill has indicated its intention to make a market for the Holding Company's Common Stock following consummation of the Conversion and will assist the Holding Company in seeking to encourage at least one additional market maker to establish and maintain a market in the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. While the Holding Company has attempted to obtain commitments from broker-dealers to act as market makers, and anticipates that prior to the completion of the Conversion it will be able to obtain the commitment from at least one additional broker-dealer to act as market maker for the Common Stock, there can be no assurance that there will be two or more market makers for the Common Stock. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Holding Company, the Bank or any market maker. There can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue. The number of active buyers and sellers of the Common Stock at any particular time may be limited. Under such circumstances, investors in the Common Stock could have difficulty disposing of their shares on short notice and should not view the Common Stock as a short-term investment. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price or that quotations will be available on the Nasdaq National Market as contemplated.


               RESTRICTIONS ON ACQUISITION OF THE HOLDING COMPANY

     The following discussion is a summary of certain provisions of federal law and regulations and Delaware corporate law, as well as the Certificate of Incorporation and Bylaws of the Holding Company, relating to stock ownership and transfers, the Board of Directors and business combinations, all of which may be deemed to have "anti-takeover" effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations and to the Certificate of Incorporation and Bylaws of the Holding Company. See "ADDITIONAL INFORMATION" as to how to obtain a copy of these documents.

CONVERSION REGULATIONS

     OTS regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquiring stock or subscription rights in a converting institution (or its holding company) from another person prior to completion of its conversion. Further, without the prior written approval of the OTS, no person may make such an offer or announcement of an offer to purchase shares or actually acquire shares in the converting institution (or its holding company) for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, that person would become the beneficial owner of more than 10% of the outstanding stock of the institution (or its holding company). The OTS has defined

"person" to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to an association (or its holding company) or an underwriter or member of a selling group acting on the converting institution's (or its holding company's) behalf for resale to the general public are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution (or its holding company) or who controls more than 10% of the outstanding shares or voting rights of a converting or converted institution (or its holding company).

CHANGE OF CONTROL REGULATIONS

     OTS REGULATIONS. Under the Change in Bank Control Act, no person may acquire control of an insured federal savings association or its parent holding company unless the OTS has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, OTS regulations provide that no company may acquire control of a savings association without the prior approval of the OTS. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation by the OTS.

      Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies that acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock must file with the OTS a certification form that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group "acting in concert" exists, including presumed action in concert among members of an "immediate family."

     The OTS may prohibit an acquisition of control if it finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution, or (iii) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

     FEDERAL RESERVE REGULATIONS. The Change in Bank Control Act and the BHCA, together with the Federal Reserve regulations under those acts, require that the consent of the Federal Reserve be obtained prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires more than 25% of any class of voting stock of the bank holding company. Control is rebuttably presumed to exist if the person acquires more than 10% of any class of voting stock of a bank holding company if either (i) the Holding Company has registered securities under Section 12 of the Exchange Act or (ii) no other person will own a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure to rebut the rebuttable control presumption. Since the Holding Company's Common Stock will be registered under Section 12 of the Exchange Act, any acquisition of 10% or more of the Holding Company's Common Stock will give rise to a rebuttable presumption that the acquiror of such stock controls the Holding Company, requiring the acquiror, prior to acquiring such stock, to rebut the presumption of control to the satisfaction of the Federal Reserve or obtain Federal Reserve approval for the acquisition of control. Restrictions applicable to the operations of bank holding companies may deter companies from seeking to obtain control of the Holding Company.

ANTI-TAKEOVER PROVISIONS IN THE HOLDING COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW

     A number of provisions of the Holding Company's Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Holding Company's Certificate of Incorporation and Bylaws and regulatory provisions relating to stock ownership and transfers, the Board of Directors and business combinations, which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Holding Company stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent Board of Directors or management of the Holding Company more difficult. The following description of certain of the provisions of the Certificate of Incorporation and Bylaws of the Holding Company is necessarily general and reference should be made in each case to such Certificate of Incorporation and Bylaws, which are incorporated herein by reference. See "ADDITIONAL INFORMATION" as to how to obtain a copy of these documents.

     LIMITATION ON VOTING RIGHTS. The Certificate of Incorporation of the Holding Company provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of common stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit, unless permitted by a resolution adopted by a majority of the board of directors. Beneficial ownership is determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Exchange Act and includes shares beneficially owned by such person or any of such person's affiliates (as defined in the Certificate of Incorporation), shares which such person or such person's affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and such person's affiliates have or share investment or voting power, but shall not include shares beneficially owned by the ESOP or directors, officers and employees of the Bank or Holding Company or shares that are subject to a revocable proxy and that are not otherwise beneficially, or deemed by the Holding Company to be beneficially, owned by such person and his or her affiliates.

     BOARD OF DIRECTORS. The Board of Directors of the Holding Company is divided into three classes, each of which shall contain approximately one-third of the whole number of the members of the Board. The members of each class shall be elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors are elected each year. The Holding Company's Certificate of Incorporation provides that the size of the Board shall be as set forth in the Bylaws. The Bylaws currently set the number of directors at seven. The Certificate of Incorporation provides that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Holding Company. The Certificate of Incorporation of the Holding Company provides that a director may be removed from the Board of Directors prior to the expiration of his or her term only for cause and only upon the vote of 80% of the outstanding shares of voting stock. In the absence of this provision, the vote of the holders of a majority of the shares could remove the entire Board, but only with cause, and replace it with persons of such holders' choice.

     CUMULATIVE VOTING, SPECIAL MEETINGS AND ACTION BY WRITTEN CONSENT. The Certificate of Incorporation does not provide for cumulative voting for any purpose. Moreover, the Certificate of Incorporation provides that special meetings of stockholders of the Holding Company may be called only by the Board of Directors of the Holding Company and that stockholders may take action only at a meeting and not by written consent.

     AUTHORIZED SHARES. The Certificate of Incorporation authorizes the issuance of 5,000,000 shares of Common Stock and 500,000 shares of preferred stock. The shares of Common Stock and preferred stock were authorized in an amount greater than that to be issued in the Conversion to provide the Holding Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits, restricted stock grants and the exercise of stock options. However, these additional authorized shares may also be used by the Board of Directors, consistent with fiduciary duties, to deter future attempts to gain control of the Holding Company. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of the Holding Company, and thereby assist members of management to retain their positions. The Holding Company's Board currently has no plans for the issuance of additional shares, other than the issuance of shares of Common Stock upon exercise of stock options and in connection with the MRP.

     STOCKHOLDER VOTE REQUIRED TO APPROVE BUSINESS COMBINATIONS WITH PRINCIPAL STOCKHOLDERS. The Certificate of Incorporation requires the approval of the holders of at least 80% of the Holding Company's outstanding shares of voting stock to approve certain "Business Combinations" (as defined therein) involving a "Related Person" (as defined therein) except in cases where the proposed transaction has been approved in advance by a majority of those members of the Holding Company's Board of Directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person. The term "Related Person" is defined to include any individual, corporation, partnership or other entity (other than the Holding Company or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Holding Company or an affiliate of such person or entity. This provision of the Certificate of Incorporation applies to any "Business Combination," which is defined to include: (i) any merger or consolidation of the Holding Company with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of the Holding Company or combined assets of the Holding Company and its subsidiaries to a Related Person; (iii) any merger or consolidation of a Related Person with or into the Holding Company or a subsidiary of the Holding Company; (iv) any sale, lease, exchange, transfer, or other disposition of 25% or more of the assets of a Related Person to the Holding Company or a subsidiary of the Holding Company; (v) the issuance of any securities of the Holding Company or a subsidiary of the Holding Company to a Related Person; (vi) the acquisition by the Holding Company or a subsidiary of the Holding Company of any securities of a Related Person; (vii) any reclassification of common stock of the Holding Company or any recapitalization involving the common stock of the Holding Company; or (viii) any agreement or other arrangement providing for any of the foregoing.

     Under Delaware law, absent this provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of common stock of the Holding Company and any other affected class of stock. One exception under Delaware law to the majority approval requirement applies to stockholders owning 15% or more of the common stock of a corporation for a period of less than three years.
Such 15% stockholder, in order to obtain approval of a business combination, must obtain the approval of two-thirds of the outstanding stock, excluding the stock owned by such 15% stockholder, or satisfy other requirements under Delaware law relating to board of director approval of his or her acquisition of the shares of the Holding Company. The increased stockholder vote required to approve a business combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and place the power to prevent such a merger or combination in the hands of a minority of stockholders.

     AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS. Amendments to the Holding Company's Certificate of Incorporation must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 80% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Certificate of Incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors, director and officer indemnification by the Holding Company and amendment of the Holding Company's Bylaws and Certificate of Incorporation. The Holding Company's Bylaws may be amended by its Board of Directors, or by a vote of 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

     STOCKHOLDER NOMINATIONS AND PROPOSALS. The Certificate of Incorporation of the Holding Company requires a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to give not less than 30 nor more than 60 days' advance notice to the Secretary of the Holding Company. The notice provision requires a stockholder who desires to raise new business to provide certain information to the Holding Company concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Holding Company with certain information concerning the nominee and the proposing stockholder.

     PURPOSE AND TAKEOVER DEFENSIVE EFFECTS OF THE HOLDING COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS. The Board of Directors of the Bank believes that the provisions described above are prudent and will reduce the Holding Company's vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by its Board of Directors. These provisions will also assist the Bank in the orderly deployment of the Conversion proceeds into productive assets during the initial period after the Conversion. The Board of Directors believes these provisions are in the best interest of the Bank and Holding Company and its stockholders. In the judgment of the Board of Directors, the Holding Company's Board will be in the best position to determine the true value of the Holding Company and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, the Board of Directors believes that it is in the best interest of the Holding Company and its stockholders to encourage potential acquirors to negotiate directly with the Board of Directors of the Holding Company and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of the Holding Company and that is in the best interest of all stockholders.

     Attempts to acquire control of financial institutions and their holding companies have recently become increasingly common. Takeover attempts that have not been negotiated with and approved by the Board of Directors present to stockholders the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of the Holding Company for its stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Holding Company's assets.

     An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive the Holding Company's remaining stockholders of benefits of certain protective provisions of the Exchange Act, if the number of beneficial owners became less than 300, thereby allowing for Exchange Act deregistration.

     Despite the belief of the Bank and the Holding Company as to the benefits to stockholders of these provisions of the Holding Company's Certificate of Incorporation and Bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by the Holding Company's Board, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Holding Company's Board of Directors and of management more difficult. The Board of Directors of the Bank and the Holding Company, however, have concluded that the potential benefits outweigh the possible disadvantages.

     Pursuant to applicable law, at any annual or special meeting of its stockholders after the Conversion, the Holding Company may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted for a Delaware business corporation. The Holding Company and the Bank do not presently intend to propose the adoption of further restrictions on the acquisition of the Holding Company's equity securities.

     The cumulative effect of the restriction on acquisition of the Holding Company contained in the Certificate of Incorporation and Bylaws of the Holding Company and in Federal and Delaware law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain stockholders of the Holding Company may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

              DESCRIPTION OF CAPITAL STOCK OF THE HOLDING COMPANY

GENERAL

     The Holding Company is authorized to issue 5,000,000 shares of Common Stock having a par value of $.01 per share and 500,000 shares of preferred stock having a par value of $.01 per share. The Holding Company currently expects to issue up to 1,725,000 shares of Common Stock and no shares of preferred stock in the Conversion. Each share of the Holding Company's Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the Common Stock, in accordance with the Plan of Conversion, all such stock will be duly authorized, fully paid and nonassessable.

     THE COMMON STOCK OF THE HOLDING COMPANY WILL REPRESENT NONWITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF ANY TYPE, AND WILL NOT BE INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY.

COMMON STOCK

     DIVIDENDS. The Holding Company can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its Board of Directors. The payment of dividends by the Holding Company is subject to limitations which are imposed by law and applicable regulation. See "DIVIDEND POLICY" and "REGULATION." The holders of Common Stock of the Holding Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Holding Company out of funds legally available therefor. If the Holding Company issues preferred stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

     STOCK REPURCHASES. The Plan and OTS regulations place certain limitations on the repurchase of the Holding Company's capital stock. See "THE CONVERSION -- Restrictions on Repurchase of Stock" and "USE OF PROCEEDS."

     VOTING RIGHTS. Upon Conversion, the holders of Common Stock of the Holding Company will possess exclusive voting rights in the Holding Company. They will elect the Holding Company's Board of Directors and act on such other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Board of Directors. Except as discussed in "RESTRICTIONS ON ACQUISITION OF THE HOLDING COMPANY," each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Holding Company issues preferred stock, holders of the Holding Company preferred stock may also possess voting rights. Certain matters require a vote of 80% of the outstanding shares entitled to vote thereon. See "RESTRICTIONS ON ACQUISITION OF THE HOLDING COMPANY."

     As a federal mutual savings bank, corporate powers and control of the Bank are vested in its Board of Directors, who elect the officers of the Bank and who fill any vacancies on the Board of Directors as it exists upon Conversion. Subsequent to Conversion, voting rights will be vested exclusively in the owners of the shares of capital stock of the Bank, all of which will be owned by the Holding Company, and voted at the direction of the Holding Company's Board of Directors. Consequently, the holders of the Common Stock will not have direct control of the Bank.

     LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Bank, the Holding Company, as holder of the Bank's capital stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders (see "THE CONVERSION"), all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Holding Company, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Holding Company available for distribution. If Holding Company preferred stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

     PREEMPTIVE RIGHTS. Holders of the Common Stock of the Holding Company will not be entitled to preemptive rights with respect to any shares that may be issued. The Common Stock is not subject to redemption.

PREFERRED STOCK

     None of the shares of the authorized Holding Company preferred stock will be issued in the Conversion and there are no plans to issue the preferred stock. Such stock may be issued with such designations, powers, preferences and rights as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

RESTRICTIONS ON ACQUISITION

     Acquisitions of the Holding Company are restricted by provisions in its Certificate of Incorporation and Bylaws and by the rules and regulations of various regulatory agencies. See "RESTRICTIONS ON ACQUISITION OF THE HOLDING COMPANY."


                              REVIEW OF OTS ACTION

     Any person aggrieved by a final action of the OTS which approves, with or without conditions, or disapproves a plan of conversion pursuant to this part may obtain review of such action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of such person is located, or in the United States Court of Appeals for the District of Columbia, a written petition praying that the final action of the OTS be modified, terminated or set aside. Such petition must be filed within 30 days after the publication of notice of such final action in the Federal Register, or
                                                            ----------------
30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. (S)563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is forthwith transmitted to the OTS by the clerk of the court and thereupon the OTS files in the court the record in the proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the OTS. Review of such proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that they are subject to review by the United States Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.

                              REGISTRATION REQUIREMENTS

     The Holding Company will register the Common Stock with the SEC pursuant to
Section 12(g) of the Exchange Act upon the completion of the Conversion and will not deregister its Common Stock for a period of at least three years following the completion of the Conversion. Upon such registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable.

                             LEGAL AND TAX OPINIONS

     The legality of the Common Stock has been passed upon for the Holding Company by Breyer & Aguggia, Washington, D.C. The federal tax consequences of the Offerings have been opined upon by Breyer & Aguggia and the Idaho tax consequences of the Offerings have been opined upon by BDO Seidman, LLP, Spokane, Washington. Breyer & Aguggia and BDO Seidman, LLP have consented to the references in the Prospectus to their opinions. Certain legal matters will be passed upon for Sandler O'Neill by Thacher Proffitt & Wood, Washington, D.C.


                                    EXPERTS

     The consolidated financial statements of the Bank as of March 31, 1996 and for each of the two years in the period ended March 31, 1996 included in the Prospectus have been audited by BDO Seidman, LLP, independent auditors, as stated in its report appearing therein, and have been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

     RP Financial has consented to the publication in the Prospectus of the summary of its report to the Bank setting forth its opinion as to the estimated pro forma market value of the Holding Company and the Bank as converted and its letter with respect to subscription rights and to the use of its name and statements with respect to it appearing in the Prospectus.

                             ADDITIONAL INFORMATION

     The Holding Company has filed with the SEC a Registration Statement on Form SB-2 (File No. 333-____) under the Securities Act with respect to the Common Stock offered in the Conversion. The Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Registration Statement is publicly available through the SEC's World Wide Web site on the Internet (http://www.sec.gov).

     The Bank has filed with the OTS an Application for Approval of Conversion, which includes proxy materials for the Bank's Special Meeting and certain other information. The Prospectus omits certain information contained in such Application. The Application, including the proxy materials, exhibits and certain other information that are a part thereof, may be inspected, without charge, at the offices of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the office of the Regional Director of the OTS at the West Regional Office of the OTS, 1 Montgomery Street, Suite 400, San Francisco, California 94104.

     Copies of the Holding Company's Certificate of Incorporation and Bylaws may be obtained by written request to the Bank.

                            BY ORDER OF THE BOARD OF DIRECTORS



                            LARRY K. MOXLEY
                            SECRETARY

Lewiston, Idaho
______, 1997



  YOUR BOARD OF DIRECTORS URGES YOU TO CONSIDER CAREFULLY THE INFORMATION CONTAINED IN THIS PROXY STATEMENT AND, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE SPECIAL MEETING, TO FILL IN, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD(S) AS SOON AS POSSIBLE TO ASSURE THAT YOUR VOTES WILL BE COUNTED. THIS WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU ATTEND THE SPECIAL MEETING. YOU MAY REVOKE YOUR PROXY BY WRITTEN INSTRUMENT DELIVERED TO THE SECRETARY OF THE BANK AT ANY TIME PRIOR TO OR AT THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.

                            ________________________

  THIS PROXY STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY STOCK. THE OFFER WILL BE MADE ONLY BY THE PROSPECTUS IN THOSE JURISDICTIONS IN WHICH IT IS LAWFUL TO MAKE SUCH OFFER.

                                REVOCABLE PROXY
                             SOLICITED ON BEHALF OF
                             THE BOARD OF DIRECTORS
                                       OF
                              FIRSTBANK NORTHWEST
                       FOR THE SPECIAL MEETING OF MEMBERS

  The undersigned member of FirstBank Northwest ("Bank") hereby appoints the Board of Directors, with full powers of substitution, as attorneys-in-fact and agents for and in the name of the undersigned, to vote such shares as the undersigned may be entitled to cast at the Special Meeting of Members ("Meeting") of the Bank to be held at the Bank's main office at 920 Main Street, Lewiston, Idaho, on the date and time indicated on the Notice of Special Meeting, and at any adjournment thereof. They are authorized to cast all votes to which the undersigned is entitled, as follows:


                                                            FOR          AGAINST

(1) To approve a Plan of Conversion adopted
    by the Board of Directors                              [    ]         [   ]

    on January 8, 1997, as amended on
    March 12, 1997, providing for (i) the
    conversion of the Bank from a federally
    chartered mutual savings bank to a
    federally chartered capital stock savings bank to be held as a wholly-owned subsidiary of a new holding company, FirstBank Corp., including the adoption of a Federal Stock Charter and Bylaws for the Bank, pursuant to the laws of the United States and the rules and regulations of the Office of Thrift
    Supervision, and (ii) the subsequent
    relocation of the Bank's main office to
    Clarkston, Washington and conversion of
    the Bank to a Washington-chartered
    savings bank.

(2) In their discretion, upon such other matters as may properly come before the Special Meeting.




NOTE: The Board of Directors is not aware of any other matter that may come before the Meeting.

                  THIS PROXY WILL BE VOTED FOR THE PROPOSITION
                       STATED IF NO CHOICE IS MADE HEREIN



    Should the undersigned be present and elect to vote at said Meeting or at any adjournment thereof and, after notification to the Secretary of the Bank at said Meeting of the member's decision to terminate this Proxy, then the power of said attorney-in-fact or agents shall be deemed terminated and of no further force and effect.

    The undersigned acknowledges receipt of a Notice of Special Meeting of Members of the Bank called on the date and time indicated on the Notice of Special Meeting, and a Proxy Statement relating to said Meeting from the Bank, prior to the execution of this Proxy.



______________________
Date



______________________
Signature


_________________________
Signature


Please sign your name exactly as it appears on this proxy card.


Note: Only one signature is required in the case of a joint account, but all account holders should sign if possible. When signing as an attorney, administrator, agent, corporation, officer, executor, trustee, guardian or similar position, please give your full title.